Exhibit 99.2

Execution Copy

ARRANGEMENT AGREEMENT

THIS AGREEMENT is dated April 9, 2025

BETWEEN:

1CM INC., a corporation incorporated under the laws of Ontario and publicly traded on the CSE (the “Vendor”)

- and -

SNDL INC., a corporation incorporated under the laws of the Province of Alberta and publicly traded on the Nasdaq stock exchange (the “Purchaser”)

CONTEXT:

A.	The Vendor carries on the business of operating multiple cannabis retail stores in the provinces of Alberta, Saskatchewan and Ontario from premises described in Exhibit “A” to this Agreement (the “Business”);
B.	The Vendor wishes to sell, and the Purchaser wishes to purchase, directly or indirectly, substantially all of the Vendor’s cannabis assets that are used in connection with the Business;
C.	The Parties intend to carry out the transactions contemplated herein by way of a plan of arrangement under the provisions of the OBCA;
D.	The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for; and
E.	Capitalized terms used in this preamble that are not otherwise defined have the meanings specified in Article 1 of this Agreement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

1.1.1	“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and except as disclosed in writing to the Purchaser on or prior to the date of this Agreement, any proposal, expression of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons “acting jointly or in concert” within the meaning of National Instrument 62-104—Take-Over Bids and Issuer Bids, whether or not in writing and whether or not delivered to the Vendor, or the Shareholders or any other shareholder of the Vendor (including any take-over bid initiated by advertisement or circular) and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:

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1.1.1.1	any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for shares or other securities) of the Vendor that, when taken together with the shares and other securities of the Vendor held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of the Vendor or rights or interests therein and thereto;
1.1.1.2	any direct or indirect acquisition or purchase of 20% or more of the Vendor Assets or any joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase;
1.1.1.3	an amalgamation, arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving the Vendor or any of the Vendor Subsidiaries;
1.1.1.4	any take-over bid, issuer bid, exchange offer or similar transaction involving the Vendor or any of the Vendor Subsidiaries; or
1.1.1.5	any other transaction involving the Vendor, the Vendor Subsidiaries or the Vendor Assets that is substantially similar to any of the foregoing that could reasonably be expected to materially reduce the benefits to the Purchaser of the of the transactions contemplated in this Agreement or would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement.
1.1.2	“Action” includes any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, notice of assessment, notice or reassessment or investigation of any nature, civil, criminal, administrative, investigative, regulatory or otherwise, whether at law or in equity.
1.1.3	“Affiliate” shall have the same meaning as defined in s.1(4) of the OBCA.
1.1.4	“AGCO” means the Alcohol and Gaming Commission of Ontario.
1.1.5	“AGLC” means Alberta Gaming, Liquor and Cannabis.
1.1.6	“Agreement” means this agreement, including all Exhibits, as it may be confirmed, amended, modified, supplemented or restated by written agreement between the Parties.
1.1.7	“Appurtenances” means with respect to any real property: (a) all buildings, structures, fixtures, improvements and appurtenances located on or forming part of that real property, including those under construction; and (b) all rights of way, licenses, rights of occupation easements or other similar rights appurtenant to and for the benefit of that real property.
1.1.8	“Arrangement” means an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement, in accordance with the terms of the Interim Order (once issued), or made at the direction of the Court in the Final Order with the prior written consent of the Vendor and the Purchaser, each acting reasonably.
1.1.9	“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting by Shareholders, substantially in the form of Schedule B.

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1.1.10	“Articles of Arrangement” means the articles of arrangement of the Vendor in respect of the Arrangement, required by the OBCA to be sent to Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form satisfactory to the Vendor and the Purchaser, each acting reasonably.
1.1.11	“Assumed Liabilities” means:
1.1.11.1	Purchaser assumed trade accounts payable, warranties and expenses, in each case owing or accrued with respect to the Purchased Assets as contemplated in Section 3.4.1;
1.1.11.2	all liabilities and obligations incurred by the Business or relating to the Purchased Assets after the Effective Time;
1.1.11.3	all liabilities and obligations accruing after the Effective Time under the Purchaser assumed Contracts listed in Section 4.9 of the Disclosure Letter in any way relating to the Business and Purchased Assets; and
1.1.11.4	all liabilities and obligations relating to the Transferred Employees.
1.1.12	“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence (including Cannabis Retail Licences) or similar authorization of any Governmental Authority having jurisdiction over the Person, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.
1.1.13	“Board” means the board of directors of the Vendor as constituted from time to time.
1.1.14	“Board Recommendation” has the meaning ascribed thereto in Section 2.4.2.
1.1.15	“Books and Records” means books, ledgers, files, lists, reports, plans, logs, deeds, surveys, correspondence, operating records, and other data and information, including all data and information stored on computer-related or other electronic media, maintained with respect to the Business.
1.1.16	“Buildings and Improvements” means all of the right, title and interest of the Vendor in all buildings, structures, erections, improvements, fixtures and appurtenances situated on or forming part of any of the Leased Properties.
1.1.17	“Business” shall have the meaning given to such term in the preamble.
1.1.18	“Business Day” means any day excluding a Saturday, Sunday or statutory holiday in the Province of Ontario or the Province of Alberta.
1.1.19	“Business Leases” means all leases, subleases, licenses to occupy, and agreements in the nature of a lease (including all amendments, renewals, extensions, assignments, occupancy agreements, subleases, agreements to lease and agreements to sublease) in respect of any Leased Properties.
1.1.20	“Cannabis” has the meaning given to such term in the Cannabis Act (Canada).
1.1.21	“Cannabis Inventory” means all inventories of cannabis products owned by the Vendor and pertaining to the Business.

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1.1.22	“Cannabis Laws” means, collectively: (i) the Laws of Canada and each of the provinces and territories therein applicable to the production, manufacture, cultivation, importation, exportation, advertisement, marketing, promotion, sale and/or distribution of cannabis, cannabis products and/or related products, including, without limitation, the Cannabis Retail Laws, the Cannabis Act (Canada), the Cannabis Regulations (Canada) and the Excise Act, 2001 (Canada); and (ii) the respective regulations and rules made and forms prescribed under such laws, together with all applicable and legally enforceable published policy statements, orders and rulings of the applicable Governmental Authority in each such jurisdiction.
1.1.23	“Cannabis Licence Act” means the Cannabis Licence Act, 2018 (Ontario).
1.1.24	“Cannabis Product” has the meaning given to such term in the Cannabis Regulations (Canada).
1.1.25	“Cannabis Retail Laws” means, collectively: (i) the Laws of each of the provinces and territories of Canada applicable to the manufacture, advertisement, marketing, promotion, wholesale purchase, wholesale sale, retail sale and/or distribution of cannabis, cannabis products and/or related products and the establishment, ownership and/or operation of cannabis retail stores, including, without limitation, the Cannabis Licence Act; and (ii) the respective regulations and rules made and forms prescribed under such Laws, together with all applicable and legally enforceable published policies, orders, rulings, terms and conditions, handbooks and guidelines of the applicable Governmental Authority in each such jurisdiction.
1.1.26	“Cannabis Retail Licences” means, collectively, all Authorizations that may be issued or granted pursuant to any Cannabis Retail Laws which authorize the holder thereof (and/or any directors, officers, employees, contractors and/or advisors of the holder thereof): (i) to advertise, market, promote, wholesale purchase, sell at the retail level, supply and/or distribute cannabis products; (ii) to establish, own and/or operate cannabis retail stores; and/or (iii) to engage in any activities that contribute to or are otherwise involved in any of the foregoing.
1.1.27	“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.
1.1.28	“Change in Recommendation” has the meaning given to such term in Section 11.2.1(d)(ii).
1.1.29	“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.
1.1.30	“Communication” means any notice, demand, request, consent, approval or other communication which is required or permitted by this Agreement to be given or made by a Party.
1.1.31	“Confidential Information” means, with respect to any Party, information about its business affairs, goods and services, information and materials comprising or relating to intellectual property rights, know-how, trade secrets, third-party confidential information, and other sensitive or proprietary information. Such information, as well as the terms and conditions of this Agreement, whether oral or in written, electronic or other form or media, and whether or not marked, designated or otherwise identified as “confidential” constitutes Confidential Information hereunder. “Confidential Information” does not include information that, at the time of disclosure:

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1.1.31.1	is or becomes generally available to and known by the public other than as a result of, directly or indirectly, any breach of Section 7.1 by the Purchaser;
1.1.31.2	is or becomes available to the Purchaser on a non-confidential basis from a third- party source, provided that, to the Purchaser’s knowledge, such third party is not and was not prohibited from disclosing such Confidential Information; and
1.1.31.3	is required to be disclosed under applicable Law.
1.1.32	“Contract” means any legally binding agreement, commitment, engagement, contract, licence, lease, obligation, note, mortgage, indenture, franchise, arrangement, understanding, undertaking, joint venture, or other right or obligation (written or oral) to which a Party is a party or by which a Party is bound or affected or to which any of their respective properties or assets is subject.
1.1.33	“Court” means the Ontario Superior Court of Justice (Commercial List) in Toronto, Ontario, or other court as applicable.
1.1.34	“CSE” means the Canadian Securities Exchange.
1.1.35	“Director” means the Director appointed pursuant to Section 278 of the OBCA.
1.1.36	“Disclosure Letter” means the disclosure letter of the Vendor delivered to the Purchaser concurrently with the execution of this Agreement.
1.1.37	“Dissent Rights” means the rights of dissent in respect of the of the transactions contemplated in this Agreement and the Arrangement Resolution.
1.1.38	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.
1.1.39	“Effective Time” has the meaning specified in the Plan of Arrangement.
1.1.40	“Employees” means all personnel and independent contractors (who are natural persons) employed, engaged or retained by the Vendor in connection with the Business, including any that are on medical or long-term disability leave or other statutory or authorized leave of absence.
1.1.41	“Encumbrance” means any encumbrance or restriction of any kind or nature whatsoever and howsoever arising (whether registered or unregistered) and includes a security interest, mortgage, easement, adverse ownership interest, defect on title, condition, right of first refusal, right of first offer, right-of-way, restriction, conditional sale agreement, hypothec, pledge, hypothecation, charge, security under the Bank Act (Canada), trust or deemed trust, adverse claim, and grant of any other right, option or claim of others of any kind whatsoever, and includes any agreement in respect of any of the foregoing.
1.1.42	“Environmental Laws” means all Laws and agreements with Governmental Authorities and all other statutory requirements relating to the protection, investigation or restoration of public health and safety, noise control, pollution, Hazardous Substances, remediation, reclamation or the protection of the environment, and all Authorizations issued pursuant to such Laws or Contracts.

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1.1.43	“Escrow Agent” means McCarthy Tétrault LLP.
1.1.44	“Escrow Agreement” has the meaning specified in Section 3.1.1.
1.1.45	“Excise Tax Act” means the Excise Tax Act (Canada) and the regulations thereunder.
1.1.46	“Excluded Assets” means the following assets which are specifically excluded from the sale of the Purchased Assets provided for in this Agreement:
1.1.46.1	all cash, bank balances, money in possession of banks and other depositories, term or time deposits and similar cash or cash equivalents of, owned or held by or for the account of the Vendor;
1.1.46.2	all accounts receivable, trade accounts, notes receivable, book debts and other debts due or accruing due to the Vendor at the Effective Date in connection with the Business and the full benefit of all securities for such accounts, notes or debts;
1.1.46.3	insurance policies of the Vendor and the right to receive insurance recoveries under such policies;
1.1.46.4	any governmental rebates or refunds due or which may become due to the Vendor pursuant to any federal or provincial sales, customs or excise tax legislation;
1.1.46.5	all shares, notes, bonds, debentures or other securities of or issued by corporations or other Persons and all certificates or other evidences of ownership of the shares, notes, bonds, debentures or other securities owned or held by or for the account of the Vendor;
1.1.46.6	all the corporate, financial and other records of the Vendor not pertaining primarily to the Business, and which are not Books and Records; and
1.1.46.7	all other assets of any kind not used primarily in connection with the Business.
1.1.47	“Final Order” means the final order of the Court made pursuant to Section 182 of the OBCA in a form acceptable to the Vendor and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Vendor and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Vendor and the Purchaser, each acting reasonably) on appeal.
1.1.48	“Fixed Assets and Equipment” means all facilities, machinery, equipment (including quality control equipment and office equipment including computer equipment), boilers, electrical substations, fixtures, furniture, furnishings, material handling equipment, implements, inventories of maintenance and spare parts, tools and tooling supplies, accessories and all other tangible or corporeal property of any kind used or held for use primarily in or in respect of the Business (other than Buildings and Improvements, Inventories, and Books and Records) whether located in or on the premises of the Vendor or elsewhere and all rights, privileges, licences and entitlements to use same in the same manner as are and have been used by the Vendor, excluding any motor vehicles.

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1.1.49	“GAAP” means, in respect of the Vendor, generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.
1.1.50	“Goodwill” means the goodwill of the Business, including all right, title and interest of the Vendor in, to and in respect of all elements which contribute to the goodwill of the Business, including the goodwill represented by packaging, labelling, advertising, marketing and promotional materials, and customer and supplier lists.
1.1.51	“Governmental Authority” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, Taxation Authority, securities regulatory authority, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (ii) any subdivision, agency, commission, board, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (iv) any stock exchange, or (v) any arbitration panel or arbitrator deciding or resolving contractual disputes or interpreting any provisions of a Contract.
1.1.52	“GST/HST” means all Taxes levied under Part IX of the Excise Tax Act.
1.1.53	“Hazardous Substance” means any element, waste or other substance, whether natural or artificial, and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated, classified or regulated under or pursuant to any Environmental Law as dangerous, hazardous, radioactive, explosive, contaminant, toxic, hazardous waste, special waste, or pollutant.
1.1.54	“Indebtedness” means, with respect to any Person, without duplication: (i) indebtedness of such Person for borrowed money, secured or unsecured; (ii) every obligation of such Person evidenced by bonds, debentures, notes, derived obligations or other similar instruments; (iii) every obligation of such Person to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business; (iv) every obligation of such Person under purchase money mortgages, conditional sale agreements or other similar instruments relating to purchased property or assets; (v) every capitalized or non-consolidated lease obligation of such Person; (vi) every obligation of such Person under swaps (valued at the termination value thereof); (vii) every obligation of such Person, contingent or otherwise, under acceptance credit, letters of credit or similar facilities; and (viii) every obligation of the type referred to above of any other Person, the payment of which such Person has guaranteed or for which such Person is otherwise responsible or liable.
1.1.55	“Intellectual Property” means all intellectual property and information of whatever nature or kind, in all cases whether or not subject to any Intellectual Property Rights and whether or not fixed in any medium or reduced to practice, including without limitation: (i) software, source code and source materials; (ii) business names, trade names, domain names, social media account names, trading styles, logos, trade secrets, industrial designs and copyright protected works; (iii) inventions, formulae, product formulations, processes and processing methods, technology and techniques; (iv) know-how, trade secrets, research and technical data; and (v) studies, findings, algorithms, instructions, guides, manuals and designs.
1.1.56	“Intellectual Property Rights” means: (i) any and all worldwide proprietary rights provided under (A) patent law, (B) copyright law, (C) trademark law, (D) design patent or industrial design law, (E) semi-conductor chip or mask work law, or (F) any other applicable statutory provision or common law principle, including trade secret law, that may provide a right in ideas, formulae, algorithms, concepts, inventions, works, or know-how, or the expression or use thereof, and including all past, present, and future causes of action, rights of recovery, and claims for damage, accounting for profits, royalties, or other relief relating, referring, or pertaining to any of the foregoing; and (ii) any and all applications, registrations, licenses, sublicenses, agreements, or any other evidence of a right in any of the foregoing.

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1.1.57	“Interim Order” means the interim order of the Court made pursuant to Section 182 of the OBCA in a form acceptable to the Vendor and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Vendor and the Purchaser, each acting reasonably.
1.1.58	“Inventories” means all inventories of every kind owned by the Vendor and pertaining to the Business.
1.1.59	“Inventory Time” means following the close of business on the date that is two (2) Business Days prior to the Effective Date.
1.1.60	“Knowledge of the Vendor” means the actual knowledge of Tanvi Rajnish Bhandari, Harshil Jayantibhai Chovatiya and Lucas Leone after due and reasonably diligent inquiry.
1.1.61	“Landlord” means the landlord identified in the Leases for the various premises described in Exhibit “A” to this Agreement.
1.1.62	“Law” means any and all (i) laws, constitutions, treaties, statutes, codes, ordinances, principles of common and civil law and equity, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, (ii) judicial, arbitral, administrative, ministerial, departmental and regulatory judgments, determinations and Orders of any Governmental Authority, and (iii) policies, practices, procedural rules and guidelines of, or contracts with, any Governmental Authority, which, although not actually having the force of law, are considered by such Governmental Authority as requiring compliance as if having the force of law, in each case binding on or affecting the Person referred to in the context in which such word is used, that applies in whole or in part to any Party, any of their respective Affiliates, any of their respective directors, officers, employees, consultants or agents, and/or the transactions or other matters contemplated by this Agreement, including, without limitation, all policies and guidelines as may be put into effect or enforced by any Governmental Authority having competent jurisdiction over the operation of the businesses of any Party (including the Business), any of their respective Affiliates, or any of their respective directors, officers, employees, consultants or agents, as each may be amended, modified or replaced from time to time; and the term “applicable” with respect to such Laws (including Environmental Laws) and in a context that refers to a Party or other Person, means such Laws as are applicable to such Party or Person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or its or their business, undertaking, property or securities.
1.1.63	“Leases” means the leases for the Leased Properties.
1.1.64	“Leased Properties” means all real property or Appurtenances leased or subleased, in whole or in part, in connection with or for the purposes of the Purchased Assets.
1.1.65	“Licensed Intellectual Property” means all Intellectual Property and Intellectual Property Rights, other than Owned Intellectual Property, that are used in relation to or for the purposes of the operation of the Purchased Assets.

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1.1.66	“Loss” means any direct loss, liability, damage, cost, expense, charge, fine, penalty or assessment including the costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise and all interest, fines, penalties and all reasonable professional fees and disbursements, but excluding any punitive damages, loss of profit or other indirect damage.
1.1.67	“Matching Period” has the meaning specified in Section 7.4.1(d).
1.1.68	“Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, affairs, operations, financial condition, results of operations of the Purchased Assets, taken as a whole, except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to:
1.1.68.1	any change, development or condition generally affecting the retail cannabis industry in Canada;
1.1.68.2	any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets;
1.1.68.3	any epidemic, pandemic (including the COVID-19 pandemic) or outbreaks of illness or other health crisis or public health event;
1.1.68.4	any change, development or condition resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;
1.1.68.5	any change in applicable generally accepted accounting principles;
1.1.68.6	any earthquake, flood or other natural disaster;
1.1.68.7	any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of any Laws by any Governmental Authority;
1.1.68.8	any action taken (or omitted to be taken) by the Vendor which is required or expressly permitted to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to or expressly requested by Purchaser in writing;
1.1.68.9	any matter which has been disclosed by the Vendor in the Disclosure Letter;
1.1.68.10	the execution, announcement, pendency or performance of this Agreement or consummation of the transactions contemplated by this Agreement including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Vendor or any of its Subsidiaries with the Employees; or
1.1.68.11	the failure of the Business to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred, provided that such causes are not referred to in clauses 1.1.68.1-1.1.68.10 above),

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provided, however, (i) if an effect referred to in clauses 1.1.68.1 through to and including 1.1.68.6 above, has a materially disproportionate effect on the Business, taken as a whole, relative to other comparable companies and entities operating in the industry in which the Business operates, such effect may be taken into account in determining whether a Material Adverse Effect has occurred; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred.

1.1.69	“Material Consents” means any consent of the Landlord required for the completion of the Arrangement.
1.1.70	“Material Contract” means (i) any Contract that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) any Contract relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $100,000 in the aggregate; (iii) any Contract under which Indebtedness in excess of $100,000 is or may become outstanding, other than any such Contract between two or more Vendor Subsidiaries or between the Vendor and one or more Vendor Subsidiary except any leases or subleases; (iv) any Contract under which the Vendor or any Vendor Subsidiary is obligated to make or expects to receive payments in excess of $100,000 annually or $200,000 over the remaining term other than any leases or subleases; (v) any Contract that creates an exclusive dealing arrangement or right of first offer or refusal; (vi) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $100,000, other than any leases or subleases relating to the Leased Properties; (vii) any Contract that limits or restricts in any material respect (A) the ability of the Vendor or any Vendor Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Vendor, or any Vendor Subsidiary may sell products; (viii) any Contract providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements; (ix) all Contracts required to be filed in the Vendor Filings to the extent they relate to or affect the Purchased Assets; (x) each material partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement; (xi) any Contract which provides for change of control, severance, retention or related payments or benefits to directors, officers or employees of the Vendor or a Vendor Subsidiary; (xii) any Contract under which the Vendor or any Vendor Subsidiary is, or may become, obligated to pay any amount in respect of any indemnification obligations, purchase price adjustments or otherwise in connection with any (A) acquisition or disposition of assets or securities (other than the sale of inventory in the ordinary course of business), (B) merger, consolidation or other business combination, or (C) a series or group of related transactions or events of the type specified in the immediately preceding clauses (A) and (B); and (xiii) any Contract that is a settlement or similar agreement with any Governmental Authority or order or consent of a Governmental Authority to which the Vendor or any Vendor Subsidiary is subject involving future performance by the Vendor, any Vendor Subsidiary or their respective affiliates, in each case that is material to the Vendor and the Vendor Subsidiaries, taken as a whole.
1.1.71	“Meeting” means the annual and special meeting of Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser, acting reasonably.

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1.1.72	“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions.
1.1.73	“Misrepresentation” has the meaning ascribed thereto under Securities Laws.
1.1.74	“Money Laundering Laws” means any Law governing financial recordkeeping and reporting requirements, including the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, including, without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, and any applicable money laundering-related laws of other jurisdictions where the Vendor, and Purchaser conduct business, conduct financial transactions or own assets.
1.1.75	“OBCA” mean the Business Corporations Act (Ontario), R.S.O. 1990, c B.16, as amended from time to time.
1.1.76	“OCS” means the Ontario Cannabis Retail Corporation, carrying on business as the Ontario Cannabis Store.
1.1.77	“Order” means any order, judgment, ruling, injunction, decree, stipulation, determination, finding, award, decision or writ of any court, tribunal, arbitrator or Governmental Authority.
1.1.78	“Outside Date” means December 31, 2025, or such later date as may be agreed to in writing by the Parties.
1.1.79	“Ordinary Course” means with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person as conducted in the twenty-four (24) months prior to the date of this Agreement.
1.1.80	“Owned Intellectual Property” means all Intellectual Property that is owned by, purported to be owned by, or created by or on behalf of the Vendor in relation to or for the purposes of the operation of the Purchased Assets, together with all Intellectual Property Rights therein.
1.1.81	“Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and “Parties” means every Party.
1.1.82	“Permitted Encumbrances” means, collectively, the Encumbrances set forth in Section 1.1.82 of the Disclosure Letter.
1.1.83	“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.
1.1.84	“Permits” means all authorizations, registrations, permits, certificates of approval, approvals, grants, licences, quotas, consents, commitments, rights or privileges issued or granted by any Governmental Authority to the Vendor in respect of the Business, including the Authorizations.

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1.1.85	“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with its terms, the terms of this Agreement and the Interim Order (once issued) or made at the direction of the Court in the Final Order with the prior written consent of the Vendor and the Purchaser, each acting reasonably.
1.1.86	“Purchased Assets” means all of the rights, assets, privileges, benefits and property of whatever nature or kind and wherever situated owned, or used by the Vendor or held by it for use primarily in, or primarily with respect to the operation of, the Business solely as set forth below:
1.1.86.1	Books and Records solely as set forth in Section 1.1.15 of the Disclosure Letter;
1.1.86.2	Buildings and Improvements solely as set forth in Section 1.1.16 of the Disclosure Letter;
1.1.86.3	Contracts solely as set forth in Section 4.9 of the Disclosure Letter;
1.1.86.4	Fixed Assets and Equipment owned by the Vendor solely as set forth in Section 1.1.48 of the Disclosure Letter;
1.1.86.5	Inventories solely as set forth in Section 1.1.58 of the Disclosure Letter;
1.1.86.6	Cannabis Inventory, solely as set forth in Section 1.1.21 of the Disclosure Letter, to the extent permitted by the AGCO, AGLC, SLGA and OCS and in accordance with Section 3.4; and
1.1.86.7	Permits solely as set forth in Section 1.1.84 of the Disclosure Letter,
1.1.86.8	but excluding the Excluded Assets.
1.1.87	“Purchase Price” has the meaning specified in Section 3.1.
1.1.88	“Regulatory Approvals” has the meaning specified in Section 5.5.
1.1.89	“Representative” means, with respect to a Party, any officer, director, employee, representative (including any legal, financial or other professional advisor) or agent of a Party or its wholly-owned Subsidiaries.
1.1.90	“Securities Authority” means any applicable securities commissions or securities regulatory authority of a province or territory of Canada.
1.1.91	“Securities Laws” means the Securities Act (Ontario) and any other applicable Canadian provincial and territorial securities Laws, rules, regulations and published policies thereunder.
1.1.92	“Share” means a common share in the capital of the Vendor.
1.1.93	“Shareholders” means the registered and/or beneficial holders of the Shares, as the context requires.
1.1.94	“SLGA” means the Saskatchewan Liquor and Gaming Authority.

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1.1.95	“Statement of Adjustments” means the statement of adjustments dated as at the Inventory Time which reflects the adjustments to the Purchase Price as described herein and executed by the Parties.
1.1.96	“Subsidiary” means a subsidiary (as such term is defined in Section 1.1 of National Instrument 45-106 – Prospectus Exemptions).
1.1.97	“Superior Proposal” means any bona fide written Acquisition Proposal to acquire, directly or indirectly, not less than all of the outstanding Shares, the Purchased Assets, or all or substantially all of the assets of the Vendor and the Vendor Subsidiaries on a consolidated basis that did not result from a breach of Article 7 and: (i) in respect of which the Board and/or any relevant committee thereof determines in good faith (after receipt of advice from its financial advisors and outside legal counsel) is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal; (ii) that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Board after receipt of advice from its financial advisors and outside legal counsel, that any financing required to complete such Acquisition Proposal has been obtained or is reasonably likely to be obtained; (iii) that is not subject to an undue due diligence condition and/or access condition; and (iv) in respect of which the Board and/or any relevant committee thereof determines in good faith (after receipt of advice from its financial advisors and outside legal counsel) that such Acquisition Proposal would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the transactions set forth in this Agreement (including any amendments to the terms and conditions of same in accordance with the terms and conditions of this Agreement).
1.1.98	“Superior Proposal Notice” the meaning specified in Section 7.4.1(b).
1.1.99	“Support Agreements” means voting support agreement dated as of the Effective Date hereof between the Purchaser and each of the Supporting Shareholders.
1.1.100	“Supporting Shareholders” means each executive officer and director of the Vendor who owns Shares.
1.1.101	“Tangible Personal Property” means furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers, telephones and other tangible personal property.
1.1.102	“Tax” and “Taxes” shall mean any or all Canadian federal, provincial, territorial, county, municipal, local or foreign (i.e. non-Canadian) taxes, duties, imposts, tariffs, levies or other governmental charges or assessments of any kind whatsoever, whether or not disputed, including (i) income, capital gains, gross receipts, real property gains, GST/HST, employer health, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, excise duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum tax, (ii) all withholdings on amounts paid by the relevant person, (iii) all employment insurance premiums and Canada and any other government pension plan contributions or premiums, (iv) any estimated tax payments, interest, penalties or other additions thereto, (v) any tax imposed, assessed or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any tax, levy, assessment, tariff, duty, deficiency, or fee, and (vi) any liability for any of the foregoing as transferee, successor, guarantor, or by contraction or by operation of law.
1.1.103	“Tax Act” shall mean the Income Tax Act (Canada).

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1.1.104	“Taxation Authority” means any domestic or foreign government, agency or authority that is entitled to impose Taxes or to administer any applicable Tax legislation.
1.1.105	“Tax Law” means any Law that imposes Taxes or that deals with the administration or enforcement of liabilities for Taxes.
1.1.106	“Tax Returns” means all returns, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes that are, or are required to be, filed with or supplied to any Taxation Authority.
1.1.107	“Transferred Employees” means those Employees who accept the Purchaser’s offer of employment extended in accordance with the terms of this Agreement.
1.1.108	“Vendor Assets” means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of the Vendor and the Vendor Subsidiaries.
1.1.109	“Vendor Filings” means all documents publicly filed by or on behalf of the Vendor on SEDAR Plus since January 1, 2024.
1.1.110	“Vendor’s Constating Documents” means the articles of incorporation and by-laws of the Vendor and all amendments to such articles and by-laws.
1.1.111	“Vendor Subsidiaries” means all of the direct and indirect Subsidiaries of the Vendor.
1.2	Governing Law

This Agreement is governed by, and is to be construed and interpreted in accordance with, the Laws of the Province of Ontario and the Laws of Canada applicable in that Province.

1.3	Entire Agreement

This Agreement, including the Schedules and Exhibits hereto and the Disclosure Letter constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no representations, warranties or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set out in this Agreement. No Party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Agreement. The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

1.4	Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.5	Currency

Currency. All references to dollars or to $ are references to Canadian dollars.

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1.6	Gender and Number

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.7	Capitalized Terms

Unless otherwise defined therein, all capitalized terms used in any Schedule or in the Disclosure Letter have the meanings ascribed to them in this Agreement.

1.8	Accounting Terms

All accounting terms are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of the Vendor required to be made shall be made in a manner consistent with GAAP.

1.9	Certain Phrases and References, etc.

The words “including,” “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of,” “the total of,” “the sum of,” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,”. Unless stated otherwise, “Article,” “Section,” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

1.10	Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.11	Computation of Time

If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Agreement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

1.12	Time References

References to time are to local time, Toronto, Ontario.

1.13	Disclosure Letter

The Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (a) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (b) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

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Article 2
ARRANGEMENT

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement, but in any event no later than May 9, 2025, subject to Court availability, the Vendor shall apply to the Court in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 182 of the OBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

2.2.1	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;
2.2.2	to fix the record date for the purpose of determining the Shareholders entitled to receive notice of, and to vote at, the Meeting;
2.2.3	that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be (i) two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, and, (ii) if required under Securities Laws, a simple majority of the votes cast on the Arrangement Resolution by Shareholders (other any other Person required to be excluded for the purpose of such vote under MI 61-101), present in person or represented by proxy at the Meeting, voting in accordance with Part 8 of MI 61-101 or any exemption therefrom;
2.2.4	that the record date for the Shareholders entitled to receive notice of and to vote at the Meeting will not change in respect of or as a consequence of any adjournment(s) or postponement(s) of the Meeting, unless required by Law;
2.2.5	that, subject to the foregoing and in all other respects, the terms, restrictions and conditions of the Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;
2.2.6	for the grant of Dissent Rights only to those Shareholders who are Shareholders as of the record date for the Meeting and who are registered Shareholders prior to the deadline for exercising Dissent Rights, as contemplated in the Plan of Arrangement;
2.2.7	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;
2.2.8	that the Meeting may be adjourned or postponed from time to time by the Vendor in accordance with the terms of this Agreement without the need for additional approval of the Court;
2.2.9	that the Parties may amend, modify and/or supplement the Plan of Arrangement in accordance with the terms thereof; and
2.2.10	for such other matters as the Purchaser or the Vendor may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.

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2.3	The Meeting

Subject to the terms of this Agreement and the receipt of the Interim Order, the Vendor shall:

(a)	convene and conduct the Meeting in accordance with the Interim Order, the Vendor’s Constating Documents and applicable Law as soon as reasonably practicable and shall use commercially reasonable efforts to convene and conduct the Meeting on or before June, 30 2025 or such later date as the Parties hereto otherwise agree in writing each acting reasonably (provided that it shall be deemed reasonable for a Party to refuse to agree to another date if a later date is requested by the other Party as a result of an event that was not outside the reasonable control of such other Party), and set the record date for the Shareholders entitled to vote at the Meeting as promptly as practicable after the date hereof, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Purchaser, except:
(i)	as required or permitted under Section 6.3.3 or 7.4.5;
(ii)	as required for quorum purposes (in which case, the Meeting shall be adjourned and not cancelled); or
(iii)	as required by Law or by a Governmental Authority,

provided that: Vendor shall be entitled to, and upon the reasonable request of the Purchaser, the Vendor shall, adjourn or postpone the Meeting to a date that is not later than 10 Business Days after the date on which the Meeting was originally scheduled, in each case, for the purpose of attempting to obtain the required level of approval of the Shareholders.

(b)	subject to the terms of this Agreement and compliance by the directors and officers of the Vendor with their fiduciary duties, use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, and at the direct expense of the Purchaser and/or any of its affiliates, using proxy solicitation services firms (acceptable to the Vendor, acting reasonably) to solicit proxies in favour of the approval of the Arrangement Resolution;
(c)	provide the Purchaser with copies of or access to information regarding the Meeting generated by any proxy solicitation services firm retained by the Vendor, as requested from time to time by the Purchaser;
(d)	give notice to the Purchaser of the Meeting and allow the Purchaser’s Representatives to attend the Meeting;
(e)	as promptly as reasonably practicable, advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Meeting, and promptly following receipt of proxy tallies over the last three (3) Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies received by the Vendor in respect of the Arrangement Resolution;

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(f)	as promptly as reasonably practicable, advise the Purchaser of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement Resolution and any purported exercise or withdrawal of Dissent Rights by the Shareholders; and
(g)	not change the record date for the Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law or as agreed to in writing between the Parties, each acting reasonably.
2.4	The Circular
2.4.1	The Vendor shall: (i) as promptly as reasonably practicable prepare and complete, in consultation with the Purchaser as contemplated by this Section 2.4, the Circular together with any other documents required by Law in connection with the Meeting; and (ii) as promptly as reasonably practicable, cause the Circular and such other documents to be filed with or furnished to the Securities Authorities and the CSE as required by Law and disseminated to each Shareholder and other Persons as required by Law, in each case so as to permit the Meeting to be held in accordance with Section 2.3.
2.4.2	The Vendor shall ensure that the Circular complies in all material respects with the Law, does not contain any Misrepresentation (except the Vendor shall not be responsible for any information included in the Circular related to the Purchaser or its representatives that is provided by the Purchaser or its representatives) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, the Circular must include: (i) copy of a fairness opinion with respect to the sale of the Purchased Assets; (ii) a statement that the Board has unanimously, after receiving legal and financial advice, determined that the Purchase Price to be received by the Vendor is fair, from a financial point of view to the Shareholders and unanimously recommends that Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”), and (iii) a statement that each executive officer who owns Shares and each director of the Vendor who owns Shares intends to vote all of such Person’s Shares in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the corresponding Support Agreement; and (iv) a statement that the Supporting Shareholders have each entered into their respective Support Agreements.
2.4.3	The Vendor shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its legal counsel.
2.4.4	The Purchaser shall provide in writing to the Vendor all necessary information concerning the Purchaser and its Affiliates that is required by applicable Law to be included by the Vendor in the Circular or other related documents, and shall ensure that such information does not contain any Misrepresentation.
2.4.5	Each Party shall promptly notify the other Party if it becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Vendor shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Authority.

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2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is approved at the Meeting in accordance with the terms of the Interim Order, the Vendor shall, as soon as reasonably practicable and in any event not later than five (5) Business Days after the Arrangement Resolution has been approved at the Meeting in accordance with the terms of the Interim Order, take all steps necessary to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA.

2.6	Court Proceedings
(a)	The Purchaser shall use its commercially reasonable efforts to cooperate with and assist and consent to the Vendor in seeking the Interim Order and the Final Order, including by providing the Vendor on a timely basis any information regarding the Purchaser as reasonably requested by the Vendor or as required by Law to be supplied by the Purchaser in connection therewith.
(b)	In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, and in each case subject to applicable Law, the Vendor shall:
(i)	diligently pursue, and the Purchaser and the Vendor will cooperate with each other in diligently pursuing, the Interim Order and the Final Order;
(ii)	provide the Purchaser’s legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with pursuing the Interim Order and the Final Order, in each case prior to the service and filing of such materials, and give reasonable consideration to all such comments;
(iii)	provide the Purchaser’s legal counsel with copies of any notice of appearance, evidence or other documents served on the Vendor or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;
(iv)	oppose any proposal from any Person that the Final Order contains any provision inconsistent with this Agreement and consult with the Purchaser with respect to the defense or settlement of any Shareholder or derivative suit, action, litigation or claim and shall not settle any such suit, action, litigation or claim without the Purchaser’s prior written consent;
(v)	ensure that all material filed with the Court in connection with pursuing the Interim Order or the Final Order is consistent in all material respects with this Agreement and the Plan of Arrangement;
(vi)	not file any material with the Court in connection with pursuing the Interim Order or the Final Order or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, which consent may not be unreasonably withheld, conditioned or delayed; and

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(vii)	if at any time after the issuance of the Final Order and prior to the Effective Date, the Vendor is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.
2.7	Articles of Arrangement and Effective Date
(a)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement. On the second business day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, and subject to applicable Law, of the conditions set forth in Article 9 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date and the condition in Section 9.5.1 but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by the Vendor with the Director; provided that the Vendor shall not be required to file the Articles of Arrangement with the Director unless the Vendor has received written confirmation, in form satisfactory to it, from the Escrow Agent that it has received the funds referred to in Section 2.8. From and after the Effective Time, the Arrangement will have all of the effects provided by applicable Law, including the OBCA.
(b)	The closing will take place remotely by exchange of documents and signatures (or their electronic counterparts), or at such other location as may be agreed upon by the Parties.
2.8	Payment of Purchase Price

The Purchaser shall, following receipt of the Final Order and at least one (1) Business Day prior to the filing by the Vendor of the Articles of Arrangement with the Director, transfer or cause to be transferred to the Escrow Agent sufficient funds (after taking into account the amount of funds already held and available under the Escrow Agreement) to pay the Purchase Price pursuant to the Arrangement, which funds will be held and dealt with by the Escrow Agent in accordance with the Escrow Agreement and the Plan of Arrangement.

2.9	Assumed Liabilities

For greater certainty, effective as of the Effective Time, the Purchaser agrees to assume, pay, satisfy, discharge, perform and fulfill the Assumed Liabilities as and after the Effective Time, including all employment related liabilities in respect of the Transferred Employees.

2.10	Further Conveyances and Assumptions; Consent of Third Parties

Nothing in this Agreement nor the consummation of the transactions contemplated hereby will be construed as an assignment of, or an attempt to assign to the Purchaser any Contract, Lease or Permit which, as a matter of law or by its terms, is (i) not assignable, or (ii) not assignable without first obtaining the consent or approval of a third party (a “Third Party Consent”) which has not been obtained.

To the extent that any Purchased Asset cannot be transferred to Purchaser (or to such other entity as the Purchaser may direct) on the Effective Date, Purchaser and the Vendor shall use commercially reasonable efforts to enter into such arrangements (such as subleasing, sub-licensing or subcontracting) to provide to the parties the economic and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Purchased Asset, or both, to Purchaser (or to such other entity as the Purchaser may direct) as of the Effective Date and the performance by Purchaser of its obligations with respect thereto. Purchaser shall, as agent or subcontractor for the Vendor pay, perform and discharge fully the liabilities and obligations of the Vendor thereunder from and after the Effective Date and shall indemnify the Vendor for such liabilities and obligations. To the extent permitted under applicable Law, the Vendor shall, at Purchaser’s expense, hold in trust for and pay to Purchaser promptly upon receipt thereof, such Purchased Asset and all income, proceeds and other monies received by the Vendor to the extent related to such Purchased Asset in connection with the arrangements under this Section 2.10. The Vendor shall be permitted to set off against such amounts all direct costs associated with the retention and maintenance of such Purchased Assets.

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Article 3
PURCHASE PRICE

3.1	Purchase Price

The aggregate purchase price of Thirty-Two Million Two Hundred Thousand Dollars ($32,200,000.00) plus applicable sales taxes payable by the Purchaser to the Vendor for the Purchased Assets (the “Purchase Price”) will be satisfied by the Purchaser as follows:

3.1.1	by the One Million Dollars ($1,000,000) which the Parties acknowledge the Purchaser has placed in escrow with the Escrow Agent pursuant to the escrow agreement (the “Escrow Agreement”) entered into in connection with the Arrangement between McCarthy Tétrault LLP, in its capacity as escrow agent, the Purchaser and the Vendor; and
3.1.2	at least one (1) Business Day prior to the filing by the Vendor of the Articles of Arrangement with the Director in accordance with Section 2.7, by delivering to the Escrow Agent the sum of Thirty-One Million Two Hundred Thousand Dollars ($31,200,000.00),as adjusted in accordance with Section 3.4, plus applicable sales taxes (such amount, as adjusted, the “Closing Amount”), which funds shall be released to the Vendor following the Effective Time in accordance with the terms and conditions of the Escrow Agreement.

3.2	Allocation of Purchase Price

The Purchase Price will be allocated among the Purchased Assets in accordance with the provisions listed in Exhibit 3.2, subject to any adjustments to be made in a manner consistent with this Agreement, including Section 3.4. The Vendor and the Purchaser will cooperate in the filing of any elections under the Tax Act and any other applicable Tax Law as may be necessary or desirable to give effect to that allocation for Tax purposes. The Vendor and the Purchaser will prepare and file their respective Tax returns in a manner consistent with that allocation and those elections.

3.3	Taxes

The Vendor will pay all Taxes relating to the operation of the Business which arise before, or are related to a period of time before, the Effective Time. The Parties will complete and sign on or before the Effective Date, a joint election under Section 167(1) of the Excise Tax Act to permit the purchase and sale of the Purchased Assets without incurring GST/HST. The joint election shall be prepared by the Vendor to the Purchaser’s satisfaction. The Purchaser will duly file the election with the appropriate Governmental Authorities within the earlier of (a) the time permitted under the Excise Tax Act and (b) thirty days from the Effective Date and shall provide the Vendor with evidence of such filing in due course.

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3.4	Adjustment of the Purchase Price
3.4.1	The Purchase Price shall be adjusted, to reflect property taxes, local improvement taxes, water, gas, hydro and other utility rates, other, rental payments, deposits and other amounts due or paid with the intention that those expenses set out above which are attributable to the period prior to the Effective Date shall be the obligation of the Vendor and those which are attributable to the period on and after the Effective Date shall be the obligation of the Purchaser. With respect to property taxes and local improvement taxes, the allocation to such amount to the Vendor shall be equal to the amount of such taxes for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the tax period up to the Effective Date and the denominator of which is the number of days in the entire applicable tax period. For greater clarity, each Party agrees it shall, use commercially reasonable efforts to cooperate and perform all such acts and to make available such information and copies of such documents as may be necessary or desirable to give effect to give effect to this Section 3.4.1 and (i) to the extent commercially practicable, agree to any such adjustments pre-closing, and (ii) if applicable, finalize any remaining post-closing adjustments as soon as commercially practicable;
3.4.2	As soon as commercially practicable and no later than two (2) Business Days following execution of this Agreement, the Vendor shall provide the Purchaser with a current and accurate valuation of the Inventories forming part of the Purchased Assets. The estimated Purchase Price of Thirty-Two Million Two Hundred Thousand Dollars ($32,200,000.00) is based upon the Inventories forming part of the Purchased Assets having a value of $3,642,015 (the “Reference Inventory Value”) on the Effective Date. As at the Inventory Time, the Vendor shall calculate and advise the Purchaser of the value of the Inventories forming part of the Purchased Assets (the “Closing Inventory Value”). If the Closing Inventory Value is less than the Reference Inventory Value, then the Purchase Price payable on the Effective Date will be reduced by the amount that the Closing Inventory Value is less than the Reference Inventory Value. If the Closing Inventory Value is greater than the Reference Inventory Value, then the Purchase Price payable on the Effective Date will be increased by the amount that the Closing Inventory Value is greater than the Reference Inventory Value.
3.4.3	All valuations referred to in this Section 3.4 shall be based on the book value of the Inventories, being the cost of the Inventories at the time that they were actually purchased, and using the Vendor’s real-time inventory software, provided that if the results of the regulatory inventory counts contemplated by Section 6.2 indicate a discrepancy of +/- 1%, in the aggregate as compared to the final numbers provided by the Vendor pursuant to this Section 3.4, the Parties shall negotiate in good faith to agree, pre-closing, upon a final Closing Inventory Value .

Article 4
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor represents and warrants to the Purchaser as follows and each exception to the following representations and warranties that is set out in the Disclosure Letter is identified by reference to one or more specific individual Sections of this Agreement and is only effective to create an exception to each specific individual Section listed:

4.1	Corporate Existence of Vendor

The Vendor is a corporation duly incorporated and validly existing under the laws of Ontario.

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4.2	Capacity to Enter Agreement

The Vendor has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement and all Authorizations are in good standing.

4.3	Binding Obligation

This Agreement has been duly executed and delivered by the Vendor and constitutes a valid and binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms, subject to applicable bankruptcy, insolvency and other Laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

4.4	Absence of Conflict

None of the execution and delivery of this Agreement, the performance of the Vendor’s obligations under this Agreement, or the completion of the transactions contemplated by this Agreement will (with or without the giving of notice or lapse of time, or both):

4.4.1	except as disclosed in Section 4.4.1 of the Disclosure Letter, result in or constitute a material breach of any term or provision of, or constitute a default under any Material Contract to which the Vendor is a party;
4.4.2	except as disclosed in Section 4.4.2 of the Disclosure Letter, constitute an event which would permit any party to any Material Contract with the Vendor to amend, cancel, terminate, sue for damages with respect to, or accelerate the obligations of the Vendor under, that Material Contract;
4.4.3	result in the creation or imposition of any Encumbrance on the Purchased Assets;
4.4.4	assuming compliance with Section 9.1.2 regarding Regulatory Approvals, contravene any applicable Law except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect; or
4.4.5	contravene any judgment, order, writ, injunction or decree of any Governmental Authority except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
4.5	No Other Agreements to Purchase

There is no contract, option or any other right of any third-party binding upon or, subject to the fiduciary duties of the Board of the Vendor, which at any time in the future may become binding upon the Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Purchased Assets other than pursuant to the provisions of this Agreement.

4.6	Operation of the Business

The Vendor has the corporate power and capacity to own, operate or lease the Purchased Assets now owned, operated or leased by them and to use the Purchased Assets to carry on the Business as currently conducted. The Vendor is duly licensed or registered to carry on business in each jurisdiction in which the ownership of the Purchased Assets or the use of the Purchased Assets in the operation of the Business as currently conducted makes such licensing or registration necessary, except where the failure to be so licensed, qualified or compliant with such filings would not have a Material Adverse Effect.

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4.7	Title to the Assets
(a)	The Vendor has good and valid title to, or a valid leasehold interest in, all Tangible Personal Property included in the Purchased Assets, free and clear of Encumbrances except for Permitted Encumbrances. There is no contract, option, security, warrant or any other right of another Person binding upon or which at any time in the future may become binding upon the Vendor to sell, transfer, assign, pledge, mortgage or in any other way dispose of or incur any Encumbrance on any of Purchased Assets other than inventory in the Ordinary Course or Permitted Encumbrances.
(b)	To the Knowledge of the Vendor, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, no part of the Leased Properties has been taken, condemned or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given or commenced nor does any Person have any intent or proposal to give such notice or commence any such proceedings.
4.8	Sufficiency and Condition of Assets
(a)	The Purchased Assets are sufficient for the continued conduct of the Business after the Effective Time in substantially the same manner as the Business was conducted in the Ordinary Course prior to the Effective Time and constitute all of the rights, property and assets necessary to conduct the Business as conducted in the Ordinary Course prior to the Effective Time.
(b)	Except as set out in Section 4.8(b) of the Disclosure Letter, to the Vendor’s Knowledge, all equipment owned or leased by the Vendor in connection with the Purchased Assets have no material or latent defects and are adequate and suitable for their present use in the Ordinary Course.
4.9	Material Contracts

Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect: (i) each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Vendor in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction: (ii) as of the Effective Time, the Vendor is not in breach or default under any Material Contract, nor does the Vendor have Knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default; and (iii) as of the Effective Date, the Vendor does not know of, nor has received any notice (whether written or oral) of, any breach, default, cancelation, termination, or no renewal under any Material Contract by any other party to any Material Contract. Section 4.9 of the Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the Effective Date.

4.10	Books and Records

Since the incorporation or amalgamation, as applicable, of the corresponding entity, all accounting and financial Books and Records of the Purchased Assets fairly reflect, in all material respects on a basis consistent with prior periods, the financial position of the Vendor in accordance with IFRS and all the material transactions, acquisitions and dispositions of the Purchased Assets.

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4.11	Absence of Certain Changes

The Business has been conducted in the Ordinary Course, except for commercially reasonable actions set forth in Section 4.11 of the Disclosure Letter which have been taken outside the Ordinary Course or not consistent with past practices that did not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

4.12	Compliance with Laws
(a)	The Vendor is and has been in compliance with all applicable Laws (including all Cannabis Laws) in all material respects with respect to the operation of the Purchased Assets and, to the Knowledge of the Vendor, the Vendor is not under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Laws with respect to the Purchased Assets, except for failures to comply or violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
(b)	The Vendor has not received any written notices or other written correspondence from any Governmental Authority: (A) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Authority involving allegations of any violation) of any Law (other than Environmental Laws) with respect to the operation of the Purchased Assets, except for violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect; or (B) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization with respect to the operation of the Purchased Assets, other than where such correspondence would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Vendor, no investigation, inspection, audit or other proceeding by any Governmental Authority involving allegations of any material violation of any applicable Law (other than Environmental Laws) is threatened or contemplated with respect to the Purchased Assets.
(c)	The Vendor does not, directly or indirectly, through any arrangement, agreement or understanding, conduct the following activities in the United States: (i) the sale, cultivation, distribution, transportation, storage or handling of cannabis-related products; (ii) providing cannabis-related services or products to any Person in the United States, including but not limited to the commercialization of any franchise locations in the United States.
(d)	The operations of the Purchased Assets by the Vendor are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Authority involving the Purchased Assets of the Vendor with respect to the Money Laundering Laws is pending or, to the Knowledge of the Vendor, threatened.
4.13	Cannabis Retail Operations
(a)	As of the date of this Agreement, set out in Section 4.13(a) of the Disclosure Letter is: (A) a list of all cannabis retail stores in which the Vendor is involved in the ownership, operations and/or management as part of the Purchased Assets; (B) the municipal address of each such cannabis retail store; (C) an indication of whether each such cannabis retail store is actively operating, the subject of an active application (including the stage of submission and review of each such application) or has not yet been made the subject of an application; and (D) an indication of the manner in which the Vendor is involved with each such cannabis retail store, whether by outright ownership or any other arrangement.

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(b)	As of the date of this Agreement, set out in Section 4.13(b) of the Disclosure Letter is a list of all Cannabis Retail Licences held by the Vendor as part of the Purchased Assets as at the Effective Date, with an indication of the jurisdictions to which they each relate.
(c)	As of the date of this Agreement, set out in Section 4.13(c) of the Disclosure Letter is a list of all applications for Cannabis Retail Licences submitted by the Vendor in respect of the Purchased Assets that are outstanding as of the Effective Date, with an indication of the municipal addresses to which they each relate. All applications for Cannabis Retail Licences submitted by the Vendor that are outstanding as of the Effective Date are in good standing and the Vendor has not received any notice, order, determination, rejection or any other correspondence from any Governmental Authority having competent jurisdiction that any such application is, or has been alleged to be by any Governmental Authority, deficient, intended to be rejected or otherwise unlikely to be successful in obtaining the desired Cannabis Retail Licence(s).
(d)	The Vendor is not a party to any franchise agreements, licensing agreements, management services agreements, partnership agreements, joint venture agreements, royalty agreements or other similar Contracts pursuant to which: (a) the Vendor granted to another Person the right to operate a cannabis retail store with the Owned Intellectual Property as part of the Purchased Assets; (b) the Vendor obtained the right to manage or otherwise operate a cannabis retail store not owned by the Vendor as part of the Purchased Assets; and/or (c) the Vendor otherwise receives income arising out of the operation of a cannabis retail store not owned by the Vendor as part of the Purchased Assets.
4.14	Licences
(a)	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) all Authorizations which are necessary for the Vendor to own its assets or conduct the business of the Purchased Assets as presently owned or conducted (as applicable) have been obtained and are in full force and effect in accordance with their terms; (ii) the Vendor has performed the obligations required to be performed by it to date under all such Authorizations; (iii) the Vendor is not in breach of or default under any such Authorizations; (iv) the Vendor has not received written or other notice of any alleged breach of or alleged default under any such Authorizations or of any intention of any Governmental Authority to revoke or not renew any such Authorizations, and (v) no proceedings are pending, or, to the Knowledge of the Vendor, threatened, which could reasonably be expected to result in the revocation of such Authorizations.
(b)	As of the date of this Agreement, to the knowledge of the Vendor, except as set out in Section 4.14(b) of the Disclosure Letter, there are no compliance reviews, reports, or outstanding action items from a Governmental Authority or similar relating to any Leased Property in respect of the Purchased Assets that contain material concerns or would require remediation that would be reasonably expected to have a Material Adverse Effect.

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4.15	Litigation

Except as set out in the Disclosure Letter, as of the date of this Agreement, there are no Actions pending, or, to the Knowledge of the Vendor, threatened, against the Vendor relating to the Purchased Assets or affecting any of their respective properties or assets that, if determined adversely would have, or be reasonably expected to have a Material Adverse Effect. As of the date of this Agreement, there is no Award outstanding against or binding on the Vendor which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchased Assets.

4.16	Taxes
(a)	There has been no failure on the part of the Vendor to duly and timely file all Tax Returns and pay or remit all Taxes, including all instalments on account thereof, that are due and payable by it, which could result in an Encumbrance on the Purchased Assets.
(b)	There are no proceedings, investigations, audits or claims now pending, or threatened against the Vendor in respect of any Taxes, which could result in an Encumbrance on the Purchased Assets.
(c)	The Vendor is registered for GST/HST purposes under Subdivision D of Division V of Part IX of the Excise Tax Act.
(d)	There are no Encumbrances for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the Purchased Assets.
(e)	The Vendor has properly and timely withheld and deducted from each payment made to any of its present or former employees, officers and directors, and to all other Persons, including Persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law to be withheld and deducted and will continue to do so until the Effective Date, in each case with respect to the Purchased Assets, and has properly and timely remitted such Taxes and other amounts within the prescribed periods to the appropriate Governmental Authority in each case with respect to the Purchased Assets. The Vendor has remitted all Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper Governmental Authority within the time required by applicable Law in each case with respect to the Purchased Assets. The Vendor has charged, collected and remitted on a timely basis all Taxes, including without limitation on any sale, supply or delivery whatsoever, made by it in each case solely with respect to the Purchased Assets.
(f)	The Vendor is registered under the Excise Tax Act and, where applicable, under any similar provincial or other jurisdiction’s value-added, sales Tax or harmonized Tax, is duly registered under such applicable Law in each case with respect to the Purchased Assets. All input tax credits related to the Purchased Assets and claimed by the Vendor for such Tax purposes were calculated in accordance with the applicable Law. The Vendor has complied with all registration, reporting, payment, collection and remittance requirements in respect of such Taxes in each case solely with respect to the Purchased Assets.
4.17	Transferred Employees
(a)	The Vendor is in compliance with all terms and conditions of employment and all Laws in all material respects respecting employment in respect of the Transferred Employees of the Business, including employment standards (e.g. wages, hours of work, overtime, and vacation), human rights, workers’ compensation, taxation, privacy, pay equity, accessibility, and occupational health and safety.

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(b)	All amounts due or accrued due for all salary, wages, bonuses, commissions, overtime and vacation pay for the Transferred Employees, have either been paid or are accurately reflected in the Books and Records of the Vendor with respect to the Business.
(c)	As of the date of this Agreement, Section 4.17(c) of the Disclosure Letter sets forth a true and complete list of: (i) the names of all such Transferred Employees; (ii) their position or title; (iii) their status (i.e., active or on leave); (iv) their total annual remuneration, including a breakdown of salary or wage rate and bonus or other incentive compensation, if any; (v) their recognized start date (including any prior employment that would affect calculation of years of service for any purpose, including statutory entitlements, contractual entitlements (express or implied) benefit entitlement or pension entitlement); and (vi) whether any such Transferred Employees are on any approved or statutory leave of absence, and, if so, the reason for such absence and the expected date of return.
(d)	As of the date of this Agreement, Section 4.17(d) of the Disclosure Letter sets forth a true and complete list of (i) the names of all material consultants of the Vendor that are primarily related to the Purchased Assets; (ii) the term of any applicable written consulting contract; (iii) notice, if any, required for the Vendor to terminate the consulting relationship without cause; (iv) the date the consultant first commenced providing services to the Vendor; (v) the fee rate of the consultant; and (vi) the annual fees paid to the consultant for the preceding calendar year. The Vendor is not a party to or bound by any other material contracts or commitments to pay any management or consulting fees in respect of the Purchased Assets.
(e)	There are no actual, pending, or threatened claims, complaints, investigations or orders under any applicable Laws relating to the Transferred Employees or consultants associated with the Purchased Assets against the Vendor in connection with the operation of the Purchased Assets by or before any Governmental Authority as of the Effective Date which could reasonably be expected to have a Material Adverse Effect.
(f)	Except as disclosed in Section 4.17(f) of the Disclosure Letter, there are no material change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with Transferred Employees or consultants of the Vendor related to the Purchased Assets providing for cash or other compensation or benefits upon the consummation of, or relating to, the transactions contemplated hereby, including a change of control of the Vendor.
(g)	There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing in connection with the operation of the Purchased Assets pursuant to any workplace safety, workers compensation or insurance legislation and the Vendor has not been reassessed under such legislation during the past three years and no audit of the Vendor is currently being performed pursuant to any applicable workplace safety, workers compensation or insurance legislation in each case with respect to the Purchased Assets. As of the Effective Date, there are no related claims or potential claims which may adversely affect the experience rating, employment related insurance premiums or costs of the Vendor with respect to the Purchased Assets.
(h)	There are no pending, and in the past three years, there have not been any allegations against any Transferred Employees, consultants or other service provider of the Vendor in connection with the Purchased Assets, and, to the Knowledge of the Vendor, no Transferred Employee, consultant or other service provider of the Vendor, in each case with respect to the Purchased Assets, has engaged in, harassment, sexual harassment, discrimination or similar misconduct of any nature, or breach of any policy of the Vendor relating to the foregoing, or any other similar act, whether or not unlawful, nor is any such allegation pending or threatened or has any such allegation been investigated, settled or subject to an out-of-court or pre-litigation arrangement or the subject of any proceeding against or involving the Vendor, in each case solely with respect to the Purchased Assets, which could reasonably be expected to result in a Material Adverse Effect and none is reasonably anticipated.

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4.18	Environmental Matters
(a)	The Vendor has, in all material respects, carried on the Business in the Leased Properties in compliance with all applicable Environmental Laws, except for matters that have been fully resolved with the applicable Governmental Authority or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and which matters are disclosed in Section 4.18(a) of the Disclosure Letter as of the date of this Agreement.
(b)	As of the date of this Agreement, the Vendor has not received any order, request or written notice from any Person either alleging a material violation of any Environmental Law in connection with the Business in the Leased Properties or requiring that the Vendor carry out any work, incur any costs or assume any liabilities, related to a violation of Environmental Laws or to any agreements with any Governmental Authority with respect to or pursuant to Environmental Laws in connection with the Leased Properties.
(c)	To the Knowledge of the Vendor, there are no Hazardous Substances, or other conditions that could reasonably be expected to result in liability of or adversely affect the Purchased Assets under or related to any Environmental Law, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, located on, at, in, under or migrating from any of the Leased Properties (including the workplace environment) currently owned, leased or operated by the Vendor.
(d)	To the Knowledge of the Vendor, there are no above-ground or underground storage tanks, pits, lagoons, waste disposal sites, or assets containing asbestos or polychlorinated biphenyls located on any of the Leased Properties.
(e)	As of the date of this Agreement, there are no pending claims or, to the Knowledge of the Vendor, threatened claims, against the Vendor with respect to any of the Leased Properties arising out of any Environmental Laws, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
4.19	Real Property
(a)	The Vendor does not own any real or immovable property in respect of the Purchased Assets. The Vendor has made available to Purchaser copies of all Leases for the Leased Properties, whether as lessor or lessee. The Vendor is not the lessor of or lessee of, nor has it agreed to acquire or lease, any real property or Appurtenances or any interest in, any real property or Appurtenances in respect of the Purchased Assets other than the Leased Properties. Other than the Leased Properties, no other real property is used in connection with the conduct of the Business conducted in the Purchased Assets as currently being conducted.

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(b)	In each case solely with respect to the Purchased Assets, the Vendor is not a party to, and has not agreed to enter into, any lease, sublease, license to occupy, agreement to lease, agreement to sublease or agreement in the nature of a lease in respect of any real property or Appurtenances, whether as lessor or lessee, other than the Leased Properties. Each Lease for the Leased Properties is in full force and effect and unamended. Each Lease for the Leased Properties is in good standing; none of the Vendor nor, to the Knowledge of the Vendor, any other party thereto is in default of or breach of any covenant, condition or obligation contained therein. There is no material dispute between the Vendor and any other party under any Lease for the Leased Properties. No Lease for the Leased Properties creates an Encumbrance in respect of any of the Purchased Assets of the Vendor except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No amount is payable after the Effective Time as a commission or finder’s fee under an agreement to which the Vendor is a party in respect of any of the Leased Properties or any renewal or extension or exercise of any option or right pursuant to any of the Leased Properties. In respect of those Leased Properties where the Vendor is a sub-landlord, the Vendor confirms that there are no tenant allowances due and payable as of the Effective Date.
(c)	As of the date of this Agreement, except as described in Section 4.19(c) of the Disclosure Letter, and except where the Vendor subleases any Leased Property to another party, the Vendor occupies each of the Leased Properties and has the exclusive right to possess, use and occupy each Leased Property during the term of the applicable Lease. All fixtures and improvements situated on the Leased Properties are, in all material respects, in good operating condition and in a state of good maintenance and repair taking into consideration their age and ordinary wear and tear, and are adequate and suitable in all material respects for the purposes for which they are currently being used. None of those fixtures or improvements, nor the operation or maintenance thereof, violates any restrictive covenant or any provision of any Law, or encroaches on any property owned by others. The Vendor has adequate rights of ingress and egress for the operation of its Purchased Assets in the Ordinary Course and, to the Knowledge of the Vendor, no facts or conditions which would result in the termination of the current access from the Leased Properties to any currently existing public roads adjoining or situated on the Leased Properties. Without limiting the generality of the foregoing and, in each case, to the knowledge of the Vendor:
(i)	the Leased Properties and the current uses of and the conduct of the Business on those properties comply with all Laws including those dealing with zoning, parking, access, loading facilities, landscaped areas, building construction, fire and public health and safety, in each case in all material respects;
(ii)	all accounts for work and services performed and materials supplied, placed or furnished on or in respect of any Leased Property at the request of the Vendor have been fully paid and satisfied, and no Person is entitled to claim a lien or privilege under applicable Law against the Leased Properties or any part thereof, other than current accounts in respect of which the payment due date has not yet passed;
(iii)	there is nothing owing in respect of the Leased Properties by the Vendor to any municipal corporation or to any other corporation or commission owning or operating a public utility for water, gas, electrical power or energy, steam or hot water, or for the use thereof, other than current accounts in respect of which the payment due date has not yet passed;

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(iv)	no part of the Leased Properties has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced; and
(v)	each of the Leased Properties (including all fixtures and improvements) are free of any material defects (patent or latent) and there are no material or structural repairs or replacements that are necessary or advisable and, without limiting the foregoing, there are no material repairs to, or replacements of, the roof or the mechanical, electrical, heating, ventilating, air-conditioning, plumbing, drainage, sprinkler or elevating equipment or systems that are necessary or advisable for the operation of the Purchased Assets in the Ordinary Course, all of such equipment and systems are fully operational taking into consideration the age, wear and tear and reasonable use of such equipment and systems, and, to the Knowledge of the Vendor, none of the Leased Properties in relation to which the initial construction has been completed is currently undergoing any alteration or renovation nor is any such alteration or renovation contemplated.
(d)	Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect: (A) the Vendor has a valid and subsisting leasehold interest in each of the Leased Properties, subject to the terms and conditions of the applicable Lease; (B) each Lease is valid and in full force and effect (subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction); (C) the Vendor is not in breach of, or default under, such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default by the Vendor, or permit termination, modification or acceleration by any third party thereunder; and (D) to the Knowledge of the Vendor, no third party has repudiated or has the right to terminate or repudiate any such lease or sublease (except for termination rights that may be specifically set out in such leases and except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof.
(e)	The Leased Properties are adequately serviced by utilities (or well water with adequate septic systems, if any) having adequate capacities for the Ordinary Course operations of the facilities related to the Purchased Assets of the Vendor.
(f)	As of the date of this Agreement, the Vendor has not received written notice from any Governmental Authority of any scheduled and material road construction project within the immediate vicinity of any Leased Property which would reasonably be expected to materially and adversely affect access or traffic flow to such Leased Property, including, but not limited to, road construction projections on roadways adjacent to such Leased Property or any main highway, tollway or other roadway artery in the immediate vicinity of such Leased Property.
(g)	All Leases, notices of Lease and caveats are registered against the title to the applicable Leased Property, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

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(h)	In the event a Landlord is unwilling to release the Vendor from all of its obligations under any of the Leased Properties, the Purchaser agrees to indemnify the Vendor for liabilities under the leases for such Leased Properties after the Effective Date, provided that such indemnity shall only apply to liabilities arising after the Effective Date. The Vendor agrees to indemnify the Purchaser for all lease obligations for the Leased Premises arising on or before the Effective Date. Purchaser shall make its best commercial efforts to get Vendor released from obligations under the leases for the Leased Properties as at the Effective Date under the lease assignment documents.
4.20	Intellectual Property
(a)	Section 4.20(a) of the Disclosure Letter sets forth a true, complete and accurate list of (A) all registered or applied-for Owned Intellectual Property and (B) all material unregistered Owned Intellectual Property.
(b)	The Vendor owns sole and exclusive right, title and interest in and to all Owned Intellectual Property free and clear of any Encumbrances. The Owned Intellectual Property is valid, subsisting, and enforceable. The Vendor has not taken or failed to take any action which would prejudice the obtaining of registration for any Owned Intellectual Property or the enforcement of any registered Owned Intellectual Property.
(c)	The Vendor is not bound by, and no Owned Intellectual Property is subject to, any Contract that in any way limits or restricts the ability of the Vendor to use, exploit, transfer, license, assert, or enforce the Owned Intellectual Property without payment, or that affects or may affect the validity, transferability enforceability, or the ownership of any Owned Intellectual Property by the Vendor other than in the Ordinary Course. The Vendor has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, or exclusively licensed or agreed to exclusively license rights to, any Owned Intellectual Property to any Person.
(d)	The Vendor has: (A) the sole and exclusive right to bring proceedings for infringement, misappropriation, dilution, violation or unauthorized use of the Owned Intellectual Property without any obligation to obtain consent, joinder or to provide an accounting to any third party; (B) taken such actions as are reasonably necessary to protect the Owned Intellectual Property; and (C) taken no action that would adversely affect its rights in the Owned Intellectual Property. No interferences, re-examinations, oppositions, cancellation proceedings, inter partes reviews, covered business method reviews, post-grant reviews, pre-issue submission, derivation proceedings or other proceedings pertaining to the Owned Intellectual Property are pending or, to the knowledge of the Vendor, threatened. The Vendor is not in material breach of or default under any Contract relating to the Owned Intellectual Property or Licensed Intellectual Property and, to the Knowledge of the Vendor, no third party is in material breach or default under such Contracts.
(e)	Except as disclosed in the Disclosure Letter, neither the Vendor nor the conduct of the Business in connection with the Purchased Assets as previously conducted or presently conducted, including use of the Owned Intellectual Property on its own or in combination with any Licensed Intellectual Property infringes upon, misappropriates, or violates the Intellectual Property Rights of any Person, and no proceeding is pending or, to the Knowledge of the Vendor, threatened: (i) alleging that the Vendor or the conduct of the Business as previously conducted or presently conducted, including use of the Owned Intellectual Property on its own or in combination with any Licensed Intellectual Property infringes upon, misappropriates, dilutes or otherwise violates the Intellectual Property Rights of any Person or (ii) alleging that the Licensed Intellectual Property is being licensed or sublicensed by the Vendor in conflict with the terms of any license or Contract or otherwise in violation of any applicable Laws.

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(f)	To the Knowledge of the Vendor, no Person is engaging in any activity that infringes upon, misappropriates, dilutes or otherwise violates any Owned Intellectual Property.
(g)	The Vendor has no obligation to pay any royalties, license fees, or other amounts or pay any other consideration to any Person by reason of ownership, use, exploitation, practice, sale or disposition of any Owned Intellectual Property or Licensed Intellectual Property, excluding any amounts payable for any common off-the-shelf software licensed by the Vendor.
(h)	The consummation of the transactions contemplated hereby will not and could not reasonably be expected to give rise to, result in or serve as a basis for the termination or impairment of any Owned Intellectual Property or Licensed Intellectual Property, give rise to, result in or serve as a basis for any breach or default under any Contract or license relating to any Owned Intellectual Property or Licensed Intellectual Property, or give any Person any right to terminate or alter any Owned Intellectual Property or Licensed Intellectual Property or any Contract or license related thereto.
(i)	The Vendor has taken such actions as are reasonably necessary (but in no event less than reasonable practices in the industry in which the Vendor operates) to maintain the confidentiality and investigate suspected misappropriation of the trade secrets of or held by the Vendor and other confidential information including by directly or indirectly ensuring either the execution of non-disclosure agreements or the requirement to obtain a confidentiality undertaking with all employees, consultants and third parties who have accessed trade secrets or material confidential information of the Vendor.
(j)	No government, university, research institute, or other organization has sponsored any Vendor research or been involved with or otherwise sponsored any development of any Owned Intellectual Property, or has any claim of right to or ownership of or other Encumbrance on any Owned Intellectual Property. No research and development conducted by or on behalf the Vendor relating to the Owned Intellectual Property was performed by a student or employee of any governmental authority, university, or research institute.
4.21	Brokers

There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Vendor who might be entitled to any success fee or commission from the Vendor in connection with the transactions contemplated hereby.

4.22	Insurance

The operations of the Purchased Stores have been continuously insured for the 24 months prior to the Effective Date in the Ordinary Course by reputable and financially responsible insurers and such insurance policies were appropriate to the Leased Premises and to the Purchased Assets as applicable in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable businesses.

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4.23	Residence

The Vendor is not a non-resident of Canada within the meaning of the Tax Act.

4.24	Financial Information

The financial information in the income statements of the Vendor delivered by the Vendor to the Purchaser for the periods August 31, 2022 – August 31, 2024, were prepared in accordance with IFRS and fairly present, in all material respects, the results of operation of the Purchased Assets of the Vendor for the periods set forth therein and all material financial transactions of the Purchased Assets have been accurately recorded in such income statements in accordance with IFRS.

Article 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying upon these representations and warranties in connection with the sale of the Purchased Assets, despite any investigation made by or on behalf of the Vendor:

5.1	Corporate Existence of Purchaser

The Purchaser is a corporation duly incorporated and validly existing under the laws of Alberta.

5.2	Capacity to Enter Agreement

The Purchaser has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement.

5.3	Binding Obligation

The execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency and other Laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

5.4	Absence of Conflict

None of the execution and delivery of this Agreement, the performance of the Purchaser’s obligations in this Agreement, or the completion of the transactions contemplated by this Agreement, will result in or constitute a breach of any term or provision of, or constitute a default under, the articles or by-laws of the Purchaser or any agreement or other commitment to which the Purchaser is a party.

5.5	Regulatory Approvals

No Authorization or filing with, any Governmental Authority is required on the part of the Purchaser in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement, except for the Authorizations required from the AGCO, AGLC, SLGA and the OCS (the “Regulatory Approvals”).

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5.6	No Shareholder Approvals

No securityholder meeting is required to be called and no approval is required from the Purchaser’s securityholders in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement.

5.7	Sufficient Funds

The Purchaser has, and will have, at the applicable times, sufficient cash available to satisfy the deposit and payment of the Purchase Price in accordance with the terms of this Agreement.

5.8	Ownership of the Vendor

The Purchaser does not beneficially own any securities of the Vendor and is not deemed to beneficially own any securities of the Vendor pursuant to MI 61-101. The Purchaser has provided to the Vendor full details as to the ownership of securities of the Vendor by the Purchaser.

5.9	Finders’ Fees

There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Purchaser or its affiliates who might be entitled to any fee or commission from the Vendor upon consummation of the transactions contemplated by this Agreement.

5.10	Taxes

The Purchaser is registered for GST/HST purposes under Subdivision D of Division V of Part IX of the Excise Tax Act, and is registered for the Provincial Sales Tax Act (Saskatchewan).

Article 6
COVENANTS

6.1	Conduct of Business

During the period beginning on the date of this Agreement and ending at the Effective Time, the Vendor will:

6.1.1	conduct the Business in respect of the Purchased Assets diligently and prudently and refrain from entering into any Contract, except in the Ordinary Course or with the prior written consent of the Purchaser;
6.1.2	continue Cost Cannabis Inc. and One Cannabis Market Inc. as corporations under the OBCA;
6.1.3	continue in full force the insurance policies maintained in the Ordinary Course by the Purchaser in connection with the Business in respect of the Purchased Assets;
6.1.4	comply in all material respects with all Laws applicable to the Purchased Assets;
6.1.5	apply for, maintain in good standing and renew all Permits in the Ordinary Course; and
6.1.6	inform the Purchaser as soon as possible of any Contracts for which the Vendor has been advised that a necessary consent or approval of a third party to the assignment of the Contracts to the Purchaser will not be provided before the Effective Date. The Vendor will be permitted to continue to open new locations until the closing of this transaction without consent of the Purchaser, provided that the Purchaser is notified of all such Vendor store locations prior to application for a cannabis retail licence for each location. Any new Vendor store locations opened between signing and closing of this transaction must be compliant with the restricted [Redacted] kilometer non-compete radius agreed upon by the Parties and must be operated under a separate brand or tradename from those brands and tradenames being acquired by the Purchaser pursuant to this Agreement. Vendor shall have a period of [Redacted] days after the Effective Date of the purchase of the stores to rebrand the stores.

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6.2	Cannabis Laws - Inventory
6.2.1	Prior to the Effective Time, the Vendor shall, in cooperation with any applicable Governmental Authority, complete a physical inventory count in connection with all retail stores located in Ontario, Saskatchewan and Alberta, as follows:
6.2.1.1	for all Ontario retail stores, the Vendor shall complete an inventory count of the Cannabis Inventory in accordance with the requirements of the Cannabis Licence Act, 2018 (Ontario) and shall provide the Purchaser with a copy of the inventory count report. The Purchaser covenants to purchase from Vendor all of the Cannabis Inventory set out in the inventory count report at book value and to evidence such purchase in such manner acceptable to the OCS;
6.2.1.2	for all Saskatchewan retail stores, the Vendor shall complete an inventory count of the Cannabis Inventory in accordance with the requirements of The Cannabis Control (Saskatchewan) Regulations and Cannabis Regulatory Policy Manual (Saskatchewan) and shall provide the Purchaser with a copy of the inventory count report. The Purchaser covenants to purchase from the Vendor all of the Cannabis Inventory set out in the inventory count report at book value and to evidence such purchase in such manner as is acceptable to the SLGA; and
6.2.1.3	for all Alberta retail stores, the Vendor shall complete an inventory count of the Cannabis Inventory in accordance with the requirements of the Gaming, Liquor and Cannabis Regulation (Alberta) and Retail Cannabis Store Handbook (Alberta) and shall provide the Purchaser with a copy of the inventory count report. The Purchaser covenants to purchase from the Vendor all of the Cannabis Inventory set out in the inventory count report at book value and to evidence such purchase in such manner as is acceptable to the AGLC.
6.3	Notice and Cure Provisions
6.3.1	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:
6.3.1.1	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Date; or
6.3.1.2	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.
6.3.2	Notification provided under this Section 6.3 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

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6.3.3	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 11.2.1(d)(i) and the Vendor may not elect to exercise its right to terminate this Agreement pursuant to Section 11.2.1(c)(i), unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 20 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting, unless the Parties mutually agree otherwise, the Vendor shall postpone or adjourn the Meeting to the earlier of (a) 20 Business Days prior to the Outside Date and (b) the date that is 20 Business Days following receipt of such Termination Notice by the Breaching Party.
6.4	Regulatory Approvals
6.4.1	As soon as reasonably practicable after the date hereof, the Parties shall (i) make or cause to be made all notifications, filings, applications and submissions required or advisable in order to obtain the Regulatory Approvals; and (ii) use commercially reasonable efforts to promptly respond to any information requests made by any Governmental Authority in connection with the Regulatory Approvals and to obtain the Regulatory Approvals in a timely manner so as to enable the Effective Date to occur as soon as reasonably practicable (and in any event no later than the Outside Date).
6.4.2	Subject to applicable Law, the Parties will consult and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 6.4 and in obtaining the Regulatory Approvals and the transactions contemplated by this Agreement, providing each other promptly with (i) advance draft copies and reasonable opportunity to comment on all written and electronic communications and information supplied to or filed with any Governmental Authority (including responses to requests for information and inquiries from any Governmental Authority), (ii) copies of all written and electronic communications received from any Governmental Authority, and (iii) summaries of any material oral communications with any Governmental Authority. To the extent that any information or documentation to be provided to a Party pursuant to this Section 6.4 is competitively sensitive, such information may be provided to external counsel for the other Party on an external counsel only basis, provided that the Party also provides to the other Party a redacted version of such information which does not contain any such competitively sensitive or other restricted information.
6.4.3	If any objections are asserted by any Governmental Authority under any applicable Law with respect to the transactions contemplated by this Agreement, or if any proceeding is instituted or threatened by any Governmental Authority challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal test under a Law necessary to obtain the Regulatory Approvals, the Parties shall use their commercially reasonable efforts to resolve or avoid such proceeding so as to allow the Effective Date to occur as soon as reasonably practicable (and in any event no later than the Outside Date).
6.4.4	The Purchaser and the Vendor (i) shall not take any action that would reasonably be expected to have the effect of delaying, impairing or impeding the receipt of the Regulatory Approvals in respect of the transactions contemplated by this Agreement, and (ii) shall not discuss or agree with any Governmental Authority to extend any applicable waiting period or to otherwise delay the Effective Date, or negotiate with any Governmental Authority or commit to any remedy, undertakings, terms or conditions in respect of the transactions contemplated by this Agreement, without prior consultation with each other. For clarity, the Parties agree that any assignment of rights or obligations under this Agreement by the Purchaser to any other entity or entities shall not be considered a violation of this Section 6.4.4.

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6.5	Covenants of the Vendor Relating to the Arrangement
6.5.1	Subject to the terms and conditions of this Agreement, the Vendor shall perform all obligations required to be performed by the Vendor under this Agreement, cooperate with the Purchaser in connection therewith, and shall use its commercially reasonable efforts to perform all such other acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Vendor shall:
6.5.1.1	use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) required under the Contracts in connection with the Arrangement, or (ii) required in order to maintain the Contracts in full force and effect following completion of the Arrangement;
6.5.1.2	other than in connection with obtaining the Regulatory Approvals, which shall be governed by the provisions of Section 6.4, use commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or any of their directors or officers challenging the Arrangement or this Agreement;
6.5.1.3	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement;
6.5.1.4	use commercially reasonable efforts to carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;
6.5.1.5	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement; and
6.5.1.6	to the extent the Purchaser intends to (i) assign any of its rights or obligations under this Agreement to any other entity or entities, or (2) direct that any other entity or entities shall purchase, acquire or otherwise receive any of the Purchased Assets and/or assume any of the Assumed Liabilities from the Purchaser on the Effective Date, the Vendor shall, in either case, cooperate in good faith with the Purchaser and perform or cause to be done all acts and things, and execute and deliver or cause to be executed and delivered all agreements and documents as may be requested by Purchaser, acting reasonably, to give effect to the Arrangement in light of such assignment or direction.
6.5.2	The Vendor shall promptly notify the Purchaser of:

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6.5.2.1	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;
6.5.2.2	any notice or other communication from any Governmental Authority in connection with this Agreement (and the Vendor shall contemporaneously provide a copy of any such written notice or communication to the Purchaser);
6.5.2.3	any filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Vendor, threatened against, relating to or involving or otherwise affecting the Vendor in connection with this Agreement or the Arrangement that is material; or
6.5.2.4	any suit, claim, action, proceeding or arbitration commenced or, to the knowledge of the Vendor, threatened against, relating to or involving, or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated by this Agreement.
6.6	Covenants of the Purchaser Relating to the Arrangement
6.6.1	Subject to the terms and conditions of this Agreement, the Purchaser shall perform all obligations required or desirable to be performed by the Purchaser under this Agreement, cooperate with the Vendor in connection therewith, and shall use its commercially reasonable efforts to perform all such other acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser shall:
6.6.1.1	other than in connection with obtaining the Regulatory Approvals, which shall be governed by the provisions of Section 6.4, use commercially reasonable efforts, upon reasonable consultation with the Vendor, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;
6.6.1.2	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;
6.6.1.3	other than in connection with obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 6.4, not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement, other than as permitted under this Agreement;
6.6.1.4	other than in connection with obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 6.4, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from it relating to the Arrangement or the transactions contemplated by this Agreement as soon as reasonably practicable; and

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6.6.1.5	to the extent the Purchaser intends to (i) assign any of its rights or obligations under this Agreement to any other entity or entities, or (2) direct that any other entity or entities shall purchase, acquire or otherwise receive any of the Purchased Assets and/or assume any of the Assumed Liabilities from the Purchaser on the Effective Date, the Purchaser shall, in either case, keep the Vendor fully informed of such intentions and shall cooperate in good faith with the Vendor and perform or cause to be done all acts and things, and execute and deliver or cause to be executed and delivered all agreements and documents as may be requested by Vendor, acting reasonably, to give effect to the Arrangement in light of such assignment or direction.
6.6.2	The Vendor will sell, convey, assign and transfer to the Purchaser, or to such other entity or entities as the Purchaser shall direct, and the Purchaser, or such other entity or entities as the Purchaser may direct, will purchase and acquire from the Vendor, free and clear of all Encumbrances except for Permitted Encumbrances, all of the Vendor’s right, title and interest in and to the Purchased Assets, in exchange for the Purchase Price and the assumption by the Purchaser, or such other entity or entities as the Purchaser may direct, the Assumed Liabilities, as contemplated by the Arrangement Agreement.
6.6.3	The Purchaser shall promptly notify the Vendor of:
6.6.3.1	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;
6.6.3.2	any notice or other communication from any Governmental Authority in connection with this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Vendor);
6.6.3.3	any filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Purchaser, threatened against, relating to or involving or otherwise affecting the Purchaser in connection with this Agreement or the Arrangement that is material, in each case to the extent that such filing, actions, suits, claims, investigations or proceedings would reasonably be expected to impair, impede, materially delay or prevent the Purchaser from performing its obligations under this Agreement; or
6.6.3.4	any suit, claim, action, proceeding or arbitration commenced or, to the Purchaser’s knowledge, threatened against, relating to or involving, or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated by this Agreement.
6.6.4	The Vendor’s receipt of information pursuant to Section 6.6.2 or otherwise shall not operate as a waiver (including with respect to Article 9) or otherwise diminish the scope of, or otherwise affect any representation, warranty or covenant made by the Purchaser in this Agreement.
6.7	Support Agreements
6.7.1	The Purchaser shall not (a) modify, amend, supplement or permit the modification, amendment or supplementation of any Support Agreement or (b) enter into any other agreement, arrangement, commitment or understanding (whether written or oral) with any Person relating to the voting, transfer or other disposition of Shares in connection with the transactions contemplated by this Agreement or any other transaction involving or related to the Vendor, in each case without the express prior written consent of the Vendor, such consent not to be unreasonably withheld, conditioned or delayed. The Parties acknowledge and agree that any breach by the Purchaser of this Section 6.7.1 shall be deemed to be a wilful breach of this Agreement.

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Article 7
Covenants REGARDING non-solicitation

7.1	Non-Solicitation
7.1.1	Except as expressly provided in this Article 7, the Vendor shall not, directly or indirectly, through any Vendor Subsidiary or Representative:
(a)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any Confidential Information, properties, facilities, Books and Records of the Vendor or any Vendor Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;
(b)	enter into or otherwise engage or participate in any negotiations or meaningful discussions with any Person (other than with the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that the Vendor may (i) advise any Person of the restrictions of this Agreement, (ii) contact the Person for the purposes of seeking clarification of the terms of such Acquisition Proposal, and (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;
(c)	make a Change in Recommendation; or
(d)	approve, recommend or enter into (other than a confidentiality agreement permitted by and in accordance with Section 7.3) or publicly propose to enter into any agreement in respect of an Acquisition Proposal.
7.1.2	Except as expressly provided in this Article 7, the Vendor shall, and shall cause the Vendor Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any Person (other than with the Purchaser) with respect to any inquiry, proposal or offer that would reasonably be expected to constitute an Acquisition Proposal, and in connection therewith, the Vendor will:
(a)	immediately discontinue access to and disclosure of all information, including any data room and any Confidential Information, properties, facilities, Books and Records of the Vendor and the Vendor Subsidiaries; and
(b)	request, and exercise all rights it has to require the return or destruction of all copies of any Confidential Information (including all materials including or incorporating or otherwise reflecting such Confidential Information) regarding the Vendor or any Vendor Subsidiary provided to any Person other than the Purchaser in connection with such potential Acquisition Proposal (including before the date of this Agreement), including using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

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7.1.3	The Vendor covenants and agrees not to release any Person from, or waive such Person’s obligations respecting the Vendor, under any confidentiality, standstill or similar agreement or restriction to which the Vendor is a party (it being acknowledged by the Purchaser that the automatic termination or release of any restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 7.1.3), except to allow such Person to make an Acquisition Proposal confidentially to the Board that constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal, provided that the remaining provisions of this Article 7 are complied with, and the Vendor undertakes to seek to enforce, or cause the Vendor Subsidiaries to seek to enforce, all confidentiality, standstill, or similar agreements or restrictions that it or any of the Vendor Subsidiaries have entered into prior to the date hereof or enter into after the date hereof (it being acknowledged by the Purchaser that the automatic termination or release of any restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 7.1.3).
7.2	Notification of Acquisition Proposals

If after the date of this Agreement the Vendor or any of the Vendor Subsidiaries or any of their respective Representatives, receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal, or any request for copies of, access to, or disclosure of, Confidential Information relating to the Vendor or any Vendor Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, Books and Records of the Vendor or any Vendor Subsidiary, in connection with such an Acquisition Proposal:

(a)	the Vendor shall promptly notify the Purchaser, at first orally, and then within 24 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making such Acquisition Proposal inquiry, proposal, offer or request; and
(b)	may contact the Person making the Acquisition Proposal, inquiry, proposal, offer or request and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request so as to determine whether such Acquisition Proposal, inquiry, proposal, offer or request is, or would reasonably be expected to constitute or lead to, a Superior Proposal.
7.3	Responding to an Acquisition Proposal

Notwithstanding Section 7.1, or any other agreement between the Parties or between the Vendor and any other Person, if at any time prior to obtaining the approval of the Shareholders of the Arrangement Resolution, the Vendor receives an Acquisition Proposal, the Vendor may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and, subject to the Vendor (i) entering into a confidentiality and standstill agreement with such Person (if one has not already been entered into) containing terms that may not restrict the Vendor from complying with this Article 7 (it being understood and agreed that such confidentiality and standstill agreement need not restrict the making of an Acquisition Proposal or related communications to the Vendor or the Board); and (ii) concurrently providing the Purchaser with access to any information that was provided to such Person and not previously provided to the Purchaser, may provide copies of, access to or disclosure of information, properties, facilities, Books and Records of the Vendor or the Vendor Subsidiaries, if:

(a)	the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal; and
(b)	the Vendor has been, and continues to be, in compliance with its obligations under this Article 7 in all material respects.

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7.4	Right to Match
7.4.1	If the Vendor receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Shareholders, the Board may, or may cause the Vendor to, make a Change in Recommendation and approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, if and only if:
(a)	the Vendor has been, and continues to be, in compliance with its obligations under this Article 7 in all material respects;
(b)	the Vendor or its Representatives have delivered to the Purchaser a written notice of the determination of the Board that it has received a Superior Proposal and of the intention to approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, including a notice as to the value in financial terms that the Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (the “Superior Proposal Notice”);
(c)	the Vendor or its Representatives have provided to the Purchaser a copy of any proposed definitive agreement for the Superior Proposal;
(d)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the definitive agreement for the Superior Proposal;
(e)	after the Matching Period, the Board has determined in good faith, after consultation with its legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the of the transactions contemplated in this Agreement as proposed to be amended by the Purchaser under Section 7.4.2); and
(f)	prior to or concurrently with making a Change in Recommendation or entering into such definitive agreement the Vendor terminates this Agreement pursuant to Section 11.2.1(c)(ii) and pays the Termination Amount pursuant to Section 12.7.2.
7.4.2	During the Matching Period, or such longer period as the Vendor may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser to amend the terms of this Agreement and in good faith, after consultation with outside legal and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Vendor shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement as would enable the Purchaser and/or its affiliates to proceed with the transactions contemplated by this Agreement on such amended terms. If as a consequence of the foregoing the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Vendor shall promptly so advise the Purchaser and the Vendor and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.
7.4.3	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Vendor or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.4, provided that the Matching Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial five (5) Business Day Matching Period and 36 hours after the Purchaser received the Superior Proposal Notice for the new Acquisition Proposal.

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7.4.4	Nothing in this Agreement shall prohibit the Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in this Agreement shall prevent the Board from making any disclosure to the Shareholders if the Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board or such disclosure is otherwise required under Law; provided, however, that, notwithstanding the Board shall be permitted to make such disclosure, the Board shall not be permitted to make a Change in Recommendation, other than as permitted by Section 7.4.1.
7.4.5	If the Vendor provides a Superior Proposal Notice to the Purchaser after a date that is less than ten (10) Business Days before the Meeting, the Vendor shall be entitled to, and shall upon request from the Purchaser, postpone the Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Meeting (and, in any event, prior to the Outside Date).
7.4.6	Nothing contained in this Agreement shall prohibit the Board or the Vendor from: (a) responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal; or (b) making any disclosure to Shareholders with respect to an Acquisition Proposal prior to the Effective Time if, in good faith judgment of the Board, after consultation with outside legal advisors, failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law. Nothing contained in this Agreement shall prohibit the Vendor or the Board from calling and/or holding a shareholder meeting requisitioned by Shareholders in accordance with the OBCA or complying with any order of a Governmental Authority that was not solicited, supported or encouraged by the Vendor or any of its Representatives.

Article 8
EMPLOYEES

8.1	Offer of Employment
8.1.1	The Purchaser will, as of the opening of business on the Effective Date, offer employment to the Employees engaged in the Business set forth in Section 8.1.1 of the Disclosure Letter (the “Transferred Employees”) with [Redacted – details of employment offers], provided that the Transferred Employees are able to meet the Purchaser’s reasonable conditions precedent for employment, including but not limited to: (i) evidence of the ability to lawfully work in the applicable jurisdiction, (ii) provision of a criminal record check which is acceptable to the Purchaser, and (iii) evidence of provincial cannabis certification permitting the Transferred Employee to sell retail cannabis. The Vendor shall be liable for all liabilities, accrued wages, vacation pay, termination pay, severance pay, bonuses, and any other employee entitlements or liabilities for: (i) Employees of the Business who are not offered employment by the Purchaser in accordance with this Section 8.1.1 (ii) Employees who do not accept the Purchaser’s offer of employment; (iii) Transferred Employees who do not meet the Purchaser’s conditions precedent for employment prior to the Effective Date, and (iv) all other Employees who are not included in the Business (collectively, the “Excluded Employees”).
8.1.2	All liabilities with respect to Excluded Employees, including premiums for employment insurance, workers’ compensation, accrued statutory holiday pay, fees, wages, salaries, commissions, bonuses, termination or severance pay, accumulated vacation with pay credits or entitlements and other employee benefits or claims which may become payable to, receivable by, or accrued in favour of the Excluded Employees will be the sole responsibility of the Vendor.

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Article 9
CLOSING CONDITIONS

9.1	Conditions for the Benefit of the Purchaser

The obligation of the Purchaser to complete the purchase of the Purchased Assets will be subject to the fulfilment of the following conditions at or before the Effective Time:

9.1.1	Representations, Warranties and Covenants. The representations and warranties of the Vendor set forth in Sections 4.1, 4.2 and 4.3 shall be true and correct as of the date of this Agreement (except for de minimis inaccuracies) and as of the Effective Time if made at and as of such time (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder); and (ii) all other representations and warranties of the Vendor set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date and for Ordinary Course changes between such date and the Effective Date, except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect. The Vendor will have complied in all material respects with all covenants and agreements to be performed or caused to be performed by it under this Agreement, and in any other agreement or document delivered pursuant to this Agreement, at or before the Effective Time. In addition, the Vendor will have delivered to the Purchaser a certificate of a senior officer of the Vendor confirming the same (the “Bring Down Certificate of the Vendor”). The receipt of that certificate and the completion of the Arrangement will not be deemed to constitute a waiver of any of the representations, warranties or covenants of the Vendor contained in this Agreement, or in any other agreement or document delivered pursuant to this Agreement. Those representations, warranties and covenants will continue in full force and effect as provided in Article 4, or, if Article 4 does not apply, the terms of the agreement or document in which they are made.
9.1.2	Regulatory Approvals. Each of the Regulatory Approvals shall have been (i) obtained, and be in full force and effect, and shall not have been rescinded or modified, or (ii) the Purchaser shall be satisfied, in its sole discretion, that the Regulatory Approvals will be forthcoming immediately post-closing.
9.1.3	Arrangement Resolution. The Required Approval has been obtained at the Meeting in accordance with the Interim Order.
9.1.4	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Vendor or the Purchaser, each acting reasonably, on appeal or otherwise.
9.1.5	Articles of Arrangement. The Articles of Arrangement to be sent to the Director under the OBCA in accordance with this Agreement shall be in a form and content satisfactory to the Parties, each acting reasonably.

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9.1.6	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Vendor or the Purchaser from consummating the Arrangement.
9.1.7	Material Consents. All Material Consents will have been made, given or obtained on terms acceptable to the Purchaser, acting reasonably, so that the transactions contemplated by this Agreement may be completed without resulting in the violation of, or a default under, or any termination, amendment or acceleration of, any obligation under any Permit, Material Contract, or the Lease.
9.1.8	Deliveries. As a Condition of this Agreement, the Vendor hereby covenants to deliver to the Purchaser, on or before the Effective Date, the following items:
9.1.8.1	the Material Consents referred to in Section 9.1.7, in a form and substance satisfactory to the Purchaser, acting reasonably;
9.1.8.2	all Books and Records of and related to the Business, in a form and substance satisfactory to the Purchaser, acting reasonably;
9.1.8.3	the Bring Down Certificate of the Vendor, in a form and substance satisfactory to the Purchaser, acting reasonably;
9.1.8.4	a copy of the template termination notice issued to employees of the Vendor, in a form and substance satisfactory to the Purchaser, acting reasonably;
9.1.8.5	GST/HST Election Form 44 E executed by the Vendor; in a form and substance satisfactory to the Purchaser, acting reasonably
9.1.8.6	the Statement of Adjustments executed by the Vendor, in a form and substance satisfactory to the Purchaser, acting reasonably;
9.1.8.7	shareholders and directors resolutions of the Vendor authorizing and approving the transaction contemplated herein, in a form and substance satisfactory to the Purchaser, acting reasonably;
9.1.8.8	Non-Competition Agreement and Non-Solicitation Agreement executed by Vendor, Tanvi Rajnish Bhandari, Harshil Jayantibhai Chovatiya and Lucas Leone, in each case in substantially the form as mutually agreed between the Purchaser and the Vendor as of the date hereof (subject to any further amendments as may be mutually agreed to by the Parties), which, among other things, will have a term of 5 years and will permit the Vendor to open new cannabis stores as long as they are located farther than 5.0 km away (as the crow flies) from a purchased asset or SNDL owned cannabis retail store without prior written consent;
9.1.8.9	Intellectual Property Licencing Agreement between Vendor and Purchaser for cannabis retail stores that Vendor will continue to operate under the Cost Cannabis or T Cannabis brands for a limited period of time post-closing, in substantially the form as mutually agreed between the Purchaser and the Vendor as of the date hereof (subject to any further amendments as may be mutually agreed to by the Parties);
9.1.8.10	Transition Services Agreement between Vendor and Purchaser with respect to post-closing services in relation to the Purchased Assets, in substantially the form as mutually agreed between the Purchaser and the Vendor as of the date hereof (subject to any further amendments as may be mutually agreed to by the Parties);

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9.1.8.11	Sublease Agreement between the Vendor and Purchaser with respect to demised premises located at 102 & 104 – 2723 Faithful Avenue, Saskatoon, Saskatchewan, S7K 7C3; in substantially the form as mutually agreed between the Purchaser and the Vendor as of the date hereof (subject to any further amendments as may be mutually agreed to by the Parties)
9.1.8.12	Sublease Agreements between the Vendor and Purchaser with respect to demised premises located in Lloydminster, Saskatchewan and Regina, Saskatchewan, in substantially the form as mutually agreed between the Purchaser and the Vendor as of the date hereof (subject to any further amendments as may be mutually agreed to by the Parties) and subject to required regulatory approvals;
9.1.8.13	all keys to the property and any keys, combinations, security codes, access codes, and all other means of operating any software, program, application, machinery or other equipment included in the Purchased Assets;
9.1.8.14	on the Effective Date, the actual possession of the Purchased Assets; and
9.1.8.15	all other agreements, documents, instruments or certificates as may reasonably be required by Purchaser to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Purchaser, acting reasonably.
9.2	Material Adverse Effect

Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Material Adverse Effect and the Vendor shall have provided to the Purchaser a certificate of two executive officers of the Vendor to that effect (on the Vendor’s behalf and without personal liability) addressed to the Purchaser and dated the Effective Date.

9.3	Arrangement Resolution

The Arrangement Resolution shall have been approved and adopted by the Shareholders at the Meeting.

9.4	Waiver or Termination by the Purchaser

The conditions contained in Section 9.1 are inserted for the exclusive benefit of the Purchaser and may be waived in whole or in part by the Purchaser at any time without prejudice to any of its rights of termination in the event of non-performance of any other condition in whole or in part in accordance with this Agreement. If any of the conditions contained in Section 9.1 are not fulfilled or complied with by the time that is required under this Agreement, the Purchaser may, at or before the Effective Date, terminate this Agreement by notice in writing after that time to the Vendor in accordance with this Agreement.

9.5	Conditions for the Benefit of the Vendor

The obligation of the Vendor to complete the sale of the Purchased Assets will be subject to the fulfilment of the following conditions at or before the Effective Date:

9.5.1	Representations, Warranties and Covenants. The representations and warranties of the Purchaser made in this Agreement, and in any other agreement or document delivered pursuant to this Agreement, will be true and accurate as of the date of this Agreement (except for de minimis inaccuracies) with the same force and effect as though those representations and warranties had been made as of the Effective Time (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder).

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The Purchaser will have complied in all material respects with all covenants and agreements to be performed or caused to be performed by it under this Agreement, and in any other agreement or document delivered pursuant to this Agreement, at or before the Effective Time. In addition, the Purchaser will have delivered to the Vendor a certificate of a senior officer of the Purchaser confirming the same (the “Bring Down Certificate of the Purchaser”). The receipt of that certificate and the completion of the Arrangement will not be deemed to constitute a waiver of any of the representations, warranties or covenants of the Purchaser contained in this Agreement, or in any other agreement or document delivered pursuant to this Agreement. Those representations, warranties and covenants will continue in full force and effect as provided in Article 4, or, if Article 4 does not apply, the terms of the agreement or document in which they are made.

9.5.2	Arrangement Resolution. The Required Approval has been obtained at the Meeting in accordance with the Interim Order.
9.5.3	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Vendor or the Purchaser, each acting reasonably, on appeal or otherwise.
9.5.4	Articles of Arrangement. The Articles of Arrangement to be sent to the Director under the OBCA in accordance with this Agreement shall be in a form and content satisfactory to the Parties, each acting reasonably.
9.5.5	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Vendor or the Purchaser from consummating the Arrangement.
9.5.6	Deposit of Purchase Price. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser has deposited or caused to be deposited with the Escrow Agent in escrow in accordance with Section 2.8, the funds required to effect payment in full of the aggregate Purchase Price to be paid pursuant to the Arrangement, as adjusted and noted in the Statement of Adjustments.
9.5.7	Deliveries. The Purchaser will have delivered to the Vendor, on or before the Effective Date, the following items:
9.5.7.1	if required pursuant to the Lease, such agreement as required by the Landlord to be entered into by the Purchaser, in a form and substance satisfactory to the Vendor, acting reasonably;
9.5.7.2	the Bring Down Certificate of the Purchaser, in a form and substance satisfactory to the Vendor, acting reasonably;
9.5.7.3	GST/HST Election Form 44 E executed by the Purchaser, in a form and substance satisfactory to the Vendor, acting reasonably;

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9.5.7.4	Director resolutions of the Purchaser authorizing and approving the transaction contemplated herein, in a form and substance satisfactory to the Vendor, acting reasonably;
9.5.7.5	Intellectual Property Licencing Agreement between Vendor and Purchaser for cannabis retail stores that Vendor will continue to operate under the Cost Cannabis or T Cannabis brands for a limited period of time post-closing, in substantially the form as mutually agreed between the Purchaser and the Vendor as of the date hereof (subject to any further amendments as may be mutually agreed to by the Parties);
9.5.7.6	Transition Services Agreement between Vendor and Purchaser with respect to post-closing services in relation to the Purchased Assets, in substantially the form as mutually agreed between the Purchaser and the Vendor as of the date hereof (subject to any further amendments as may be mutually agreed to by the Parties);
9.5.7.7	Sublease Agreement between the Vendor and Purchaser with respect to demised premises located at 102 & 104 – 2723 Faithful Avenue, Saskatoon, Saskatchewan, S7K 7C3, in substantially the form as mutually agreed between the Purchaser and the Vendor as of the date hereof (subject to any further amendments as may be mutually agreed to by the Parties);
9.5.7.8	Sublease Agreements between the Vendor and Purchaser with respect to demised premises located in Lloydminster, Saskatchewan and Regina, Saskatchewan, in substantially the form as mutually agreed between the Purchaser and the Vendor as of the date hereof (subject to any further amendments as may be mutually agreed to by the Parties) and subject to required regulatory approvals;
9.5.7.9	a copy of the Saskatchewan Provincial Sales Tax Account Number of the Purchaser;
9.5.7.10	all documentation and other evidence reasonably requested by the Vendor in order to establish the due authorization and completion of the transactions contemplated by this Agreement, including the taking of all corporate proceedings by the board of directors and the shareholders of the Purchaser required to effectively carry out the obligations of the Purchaser pursuant to this Agreement; and
9.5.7.11	all other agreements, documents, instruments or certificates as may reasonably be required by Vendor to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Vendor, acting reasonably.
9.6	Waiver or Termination by the Vendor

The conditions contained in Section 9.5 are inserted for the exclusive benefit of the Vendor and may be waived in whole or in part by the Vendor at any time without prejudice to its rights of termination in the event of non-performance of any other condition in whole or in part in accordance with this Agreement. If any of the conditions contained in Section 9.5 are not fulfilled or complied with by the time that is required under this Agreement, the Vendor may, at or before the Effective Date, terminate this Agreement by notice in writing after that time to the Purchaser in accordance with this Agreement.

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9.7	Agreement Subject to Conditions

Completion of the Arrangement is subject to the deliveries of the Vendor and the Purchaser, respectively, as described in this Article having been duly delivered to the other party on or as of the Effective Date (collectively, the “Conditions”). All the Conditions referred to in this Article are to be satisfied at the Effective Date, unless waived in accordance with Section 9.4 or Section 9.6 as applicable. Each Party will take all actions that are within its power to control, and will make all commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure its compliance with, and satisfaction of, the Conditions.

9.8	Confidentiality & Publicity
9.8.1	Each Party agrees to hold and maintain the Confidential Information of the other Party, for ten (10) years, in the strictest confidence using a standard of care no less stringent than that which each Party would be reasonably expected to employ for its own similar confidential information of like importance.
9.8.2	Neither Party shall use the Confidential Information, or permit it to be accessed or used, for any purposes other than to fulfill its obligations under this Agreement. The Parties agree that breach of confidentiality obligations under this Agreement will cause irreparable damage to the other Party for which recovery of damages would be inadequate, and that the non-breaching Party will be entitled to seek timely injunctive relief under this Agreement, as well as such further relief as may be granted by a court of competent jurisdiction. Upon termination of this Agreement, any tangible Confidential Information, along with any copies thereof, shall be returned to the disclosing Party, or destroyed, at the sole option of the disclosing Party, and any electronic copies of Confidential Information shall be permanently deleted.
9.8.3	The Parties shall cooperate in the preparation of presentations, if any, to Shareholders regarding the Arrangement. Except as contemplated herein, a Party shall not issue any press release or make any other public statement or disclosure with respect to existence of this Agreement or the subject matter hereof, without the prior written approval of the other Party to this Agreement (which consent shall not be unreasonably withheld, conditioned or delayed), and no Party shall not make any filing with any Governmental Authority (other than as contemplated in Sections 6.4, or as required under applicable Laws) with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided except if and to the extent that a Party is required to make any public disclosure or filing by Law (a “Required Disclosure”) with respect to the Agreement or the Arrangement such Party shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity for it and its legal counsel to review or comment on the disclosure or filing (other than with respect to confidential information of the disclosing Party contained in such disclosure or filing). The Party making such disclosure required by Law shall give reasonable consideration to any comments made by the other Party or its legal counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. If such prior notice is not possible, the disclosing Party shall give such notice immediately following the making of such disclosure or filing. Without limiting the generality of the foregoing and for greater certainty, the Purchaser acknowledges and agrees that the Vendor shall file, in accordance with Securities Laws, this Agreement, together with a material change report related thereto, under the Vendor’s profile on SEDAR without any further notice to the Purchaser.

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Article 10
SURVIVAL AND INDEMNIFICATION

10.1	Survival.

Subject to the limitations and other provisions of this Agreement, the representations and warranties set out herein shall survive the completion of the Arrangement and shall remain in full force and effect for a period of eighteen (18) months following the Effective Date; provided that the representations and warranties in Sections 4.1 to 4.7 and 5.1, 5.2 and 5.6 shall survive indefinitely; provided further that the representations and warranties in Section 4.16 shall survive until the date that is sixty (60) days after the relevant Taxation Authority is no longer entitled to assess or reassess the Business in respect of the Taxes in question. All covenants and agreements of the Parties set out herein shall survive the completion of the Arrangement indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party before the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved or the expiry of the limitation period under applicable Law, whichever is sooner.

10.2	Indemnification by the Vendor.

Subject to the other terms and conditions of this Article 10, the Vendor shall defend, indemnify and hold harmless Purchaser, its Affiliates and their respective directors, officers, employees, consultants and other representatives (collectively, the “Purchaser Indemnitees”) from and against all losses, damages, liabilities, taxes, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable legal fees, disbursements and charges and the cost of enforcing any right to indemnification hereunder, excluding punitive or exemplary damages except in the case of fraud or to the extent such punitive or exemplary damages are actually awarded to a Governmental Authority or other third party (together, “Losses”), arising from or relating to:

(a)	any inaccuracy in or breach of any of the representations or warranties of the Vendor contained in this Agreement or in any document to be delivered hereunder;
(b)	any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Vendor under this Agreement or any document to be delivered hereunder;
(c)	any amount owing or that may become owing under any Material Contract in respect of any period ending on or before the Effective Date;
(d)	any Excluded Asset; or
(e)	any Taxes owing or that may become owing in connection with the Business in respect of any period ending on or before the Effective Date.
10.3	Indemnification by Purchaser.

Subject to the other terms and conditions of this Article, Purchaser shall defend, indemnify and hold harmless the Vendor, its Affiliates and their respective directors, officers, employees, consultants and other representatives, as applicable (collectively, the “Vendor Indemnitees”), from and against all Losses, arising from or relating to:

(a)	any inaccuracy in or breach of any of the representations or warranties of Purchaser contained in this Agreement or in any document to be delivered hereunder;

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(b)	any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Purchaser under this Agreement or any document to be delivered hereunder;
(c)	the Assumed Liabilities from and after the Effective Time;
(d)	the operation of Business and Purchased Assets after the Effective Time; or
(e)	any claim by any person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such person with the Purchaser (or any person acting on its behalf) in connection with any of the transactions contemplated by this Agreement.
10.4	Certain Limitations.
(a)	Solely for the purposes of determining any Loss subject to a claim of Indemnification under this Agreement for a breach of any representation or warranty, the amount of such Loss shall be determined without regard to any materiality or other similar qualification contained in such representation or warranty;
(b)	The maximum aggregate liability of either the Vendor or the Purchaser hereunder shall not exceed the Purchase Price; and
(c)	With the exception of any claim with respect to a breach of the restrictive covenants set forth in Section 7.1 of this Agreement, no claims for indemnification may be made by the Purchaser or the Vendor in respect of any Loss resulting from any matter referred to in Section 10.2(a) unless and until the aggregate amount of the Losses suffered or incurred by the Purchaser, taken as a whole, collectively exceeds Three Hundred Twenty Thousand Dollars ($320,000.00) (the “Threshold”), in which event, the amount of Losses which may be recovered by the Purchaser shall commence at the first dollar of Loss.
10.5	Certain Limitations.

The obligations of the Indemnifying Party to indemnify the Indemnified Party in respect of any Loss shall also be subject to the principles set forth in this Section 10.5:

10.5.1	Knowledge of Breach. No Claim shall be made by the Indemnified Party for breach of any representation or warranty to the extent that the facts, matters or circumstances giving rise to the relevant Claim were disclosed to the Indemnified Party prior to entering into this Agreement.
10.5.2	Recovery Once. With respect to any Loss suffered by the Indemnified Party, no liability shall attach to the Indemnifying Party to the extent that the same Loss has been recovered by the Indemnified Party under any other representation or warranty contained in this Agreement or any other document referred to herein and, accordingly, the Indemnified Party may only recover once in respect of the same Loss.
10.5.3	Adjustments. The Indemnifying Party shall have no obligation to indemnify the Indemnified Party for any Loss with respect to any matter if such matter was included in a calculation of an adjustment to the Purchase Price in accordance with Section 3.4.

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10.5.4	Remedy. To the extent that any breach of representation or warranty contained in this Agreement is capable of remedy, the Indemnified Party shall afford the Indemnifying Party a reasonable opportunity to remedy the matter complained.
10.5.5	Fault of Party. The obligation of indemnification shall not apply to the extent that any Loss results from the fault of the Party seeking indemnification or from fraud committed by such Party.
10.5.6	Nothing in this Agreement shall in any way restrict or limit the general obligation at law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation or warranty or the breach of any covenant of the Indemnifying Party hereunder. If any Loss can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any Claim against, recovery from, settlement with or payment by any other Person, the Indemnified Party shall take all appropriate steps to enforce such Claim, recovery, settlement or payment.
10.5.7	Except for equitable remedies after the Effective Time (which shall not include rescission of this Agreement), the sole remedy of the Purchaser and the Vendor (in law, under the applicable laws or otherwise) for any breach by the other of its representations, warranties or covenants in this Agreement or arising from the transactions contemplated hereby shall be a claim for indemnification pursuant to this Article 10.
10.6	Indemnification Procedures.

Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly provide written notice of such claim to the other party (the “Indemnifying Party”). When the Indemnified Party notifies the Indemnifying Party of Claim, it shall specify whether such Claim is : (i) a “Direct Claim”, which is any Claim by an Indemnified Party against an Indemnifying Party which does not result from a Third Party Claim; or (ii) a “Third Party Claim”, which is any Claim asserted against an Indemnified Party that is paid or payable to, or claimed by, any Person who is not a Party or an Affiliate of a Party.

10.6.1	Direct Claims

Any Direct Claim shall be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of acts, omissions or facts that may give rise to such Direct Claim. Such notice to the Indemnifying Party shall describe the Direct Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall then have a period of thirty (30) days within which to respond in writing to such Direct Claim (the “Response Period”). If the Indemnifying Party does not so respond within the Response Period, the Indemnifying Party shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party. If the Indemnifying Party agrees prior to the expiration of the Response Period as to the validity of the Direct Claim, the Indemnifying Party shall promptly pay to the Indemnified Party the amount of such Direct Claim forthwith upon such amount being quantified. If the Parties fail to agree as to the validity of the Direct Claim or its amount, any Party may exercise all remedies as may be available to such Party.

10.6.2	Notice of Third Party Claim

If an Indemnified Party receives notice of the commencement or assertion of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party reasonably prompt notice thereof, but in any event no later than thirty (30) days after receipt of such notice of such Third Party Claim. Such notice to the Indemnifying Party shall describe the Third Party Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party.

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10.6.2.1	Assumption of Defence. The Indemnifying Party may participate in or assume the defence of any Third Party Claim by giving notice to that effect to the Indemnified Party not later than thirty (30) days after receiving notice of that Third Party Claim (the “Notice Period”). The Indemnifying Party’s right to do so shall be subject to: (i) the rights of any insurer or other party who has potential liability in respect of that Third Party Claim; (ii) the Indemnifying Party provides the Indemnified Party with evidence acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder with counsel reasonably satisfactory to the Indemnified Party, and (iii) the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party if (a) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation (b) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party or any of its Affiliates or (c) the Indemnifying Party has failed or is failing to reasonably prosecute or defend the Third Party Claim. The Indemnifying Party agrees to pay all of its own expenses of participating in or assuming such defence. The Indemnified Party shall cooperate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Indemnifying Party and may participate in such defence assisted by counsel of its own choice at its cost and expense, provided that the Indemnifying Party and its legal counsel shall lead the defence. If the Indemnified Party has not received the notice within the Notice Period that the Indemnifying Party has elected to assume the defence of such Third Party Claim, the Indemnified Party may, at its option, elect to settle or compromise the Third Party Claim or assume such defence, assisted by counsel of its own choosing and the Indemnifying Party shall be liable for all costs and expenses paid or incurred in connection therewith, including full solicitor client indemnity costs, and any Loss suffered or incurred by the Indemnified Party with respect to such Third Party Claim.
10.6.2.2	The Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, unless: (i) the terms of the compromise and settlement require only the payment of money and do not require the Indemnified Party to admit any wrongdoing or take or refrain from taking any action; and (ii) the Indemnified Party receives, as part of the compromise and settlement, an unconditional release, which is in form and substance satisfactory to the Indemnified Party, acting reasonably, from any and all obligations or liabilities it may have with respect to the Third Party Claim.
10.6.2.3	The Indemnifying Party and the Indemnified Party shall use all reasonable efforts to make available to the Party which is undertaking and controlling the defence of any Third Party Claim (the “Defending Party”): (i) those employees whose assistance, testimony or presence is necessary to assist the Defending Party in evaluating and in defending any Third Party Claim; and (ii) all documents, records and other materials in the possession of such Party reasonably required by the Defending Party for its use in defending any Third Party Claim. Each of them shall otherwise cooperate with the Defending Party. The Indemnifying Party shall be responsible for all expenses associated with making such documents, records and materials available and for all reasonable expenses of any employees made available by the Indemnified Party to the Indemnifying Party hereunder but not for salaries.

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10.6.2.4	The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to third party claims and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).
10.7	Tax Treatment of Indemnification Payments.

All indemnification payments made by the Vendor under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for tax purposes, unless otherwise required by law.

Article 11
TERM AND TERMINATION

11.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

11.2	Termination
11.2.1	This Agreement may be terminated prior to the Effective Date by:
(a)	the mutual written agreement of the Parties; or
(b)	either the Vendor or the Purchaser if:
(i)	the Meeting is duly convened and held and the Arrangement Resolution is voted on by Shareholders and not approved by the Shareholders, provided the failure to obtain the approval of Shareholders has not been caused by, or is not a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement that Party seeking to terminate this Agreement pursuant to this 11.2.1(b)(i);
(ii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the transactions contemplated in this Agreement illegal or otherwise prohibits or enjoins the Vendor or the Purchaser and/or its affiliates from consummating the of the transactions contemplated in this Agreement, and such Law has, if applicable, become final and non-appealable, provided that a Party seeking to terminate this Agreement pursuant to this 11.2.1(b)(ii) is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 9.1.1 or 9.5.1, as applicable, not to be satisfied; or
(iii)	the Effective Date does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 11.2.1(b)(iii) if the failure of the Effective Date to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

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(c)	the Vendor if:
(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 9.5.1 not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.3.3; provided that any wilful breach shall be deemed to be incapable of being cured prior to the Outside Date and the Vendor is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 9.1.1 not to be satisfied; or
(ii)	prior to the approval by the Shareholders of the Arrangement Resolution, the Board makes a Change in Recommendation or the Vendor or a Vendor Subsidiary enters into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 7.3) with respect to a Superior Proposal in accordance with Section 7.4, provided the Vendor is then in material compliance with Article 7 and that prior to or concurrent with such termination the Vendor pays the Termination Amount in accordance with Section 12.7.2;
(iii)	there has occurred a Purchaser Material Adverse Effect which is incapable of being cured on or prior to the Outside Date;
(iv)	the Purchaser has failed to comply with its obligations to fund Escrow Agent in accordance with this Agreement;
(d)	the Purchaser if:
(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Vendor under this Agreement occurs that would cause any condition in Section 9.1.1 not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.3.3; provided that any wilful breach shall be deemed to be incapable of being cured prior to the Outside Date and the Purchaser is not in breach of this Agreement so as to directly or indirectly cause any condition in Section 9.5.1 not to be satisfied;
(ii)	prior to the approval by the Shareholders of the Arrangement Resolution, (i) the Board fails to unanimously recommend the approval or recommendation of the transactions contemplated in this Agreement or the Arrangement Resolution; (ii) withdraws, amends, modifies or qualifies such approval in a manner that has substantially the same effect of failing to unanimously recommend the approval or recommendation of the of the transactions contemplated in this Agreement or the Arrangement Resolution (collectively (i) and (ii) a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days after the formal announcement thereof shall not be considered a Change in Recommendation); or (A) the Board approves, recommends or authorizes the Vendor to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 7.3) concerning a Superior Proposal or (B) the Vendor breaches Section 7.1.1 in any material respect; or

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(iii)	there has occurred a Vendor Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.
11.2.2	The Party desiring to terminate this Agreement pursuant to this Section 11.2 (other than pursuant to Section 11.2.1(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.
11.3	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 11.1 or Section 11.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any Shareholder or Representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under 11.2, this Section 11.3, and Section 12.7 through to and including Section 12.14 and Section 9.8 shall survive, and provided further that, subject to Section 12.9, nothing herein shall relieve any Party from any liability for any failure to consummate the transactions contemplated by this Agreement if required to pursuant to this Agreement and no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

Article 12
GENERAL

12.1	Time of Essence

Time is of the essence in all respects of this Agreement.

12.2	Notices

Any Communication must be in writing and either (i) delivered personally or by courier, (ii) sent by prepaid registered mail, or (iii) transmitted by e-mail or functionally equivalent electronic means of transmission, charges (if any) prepaid.

Any Communication must be sent to the intended recipient at its address as follows:

to the Vendor at:

625 Cochrane Dr #802,

Markham, Ontario L3R 9R9

E-mail: info@1cminc.com

Attention: Tanvi Bhandari

to the Purchaser at:

17220 Stony Plain Road NW, Suite 101

Edmonton, Alberta T5S 1K6

E-mail: Matthew.Husson@sndl.com

Attention: Matthew Husson, General Counsel and Corporate Secretary

or at any other address as any Party may at any time advise the other by Communication given or made in accordance with this Section 12.2. Any Communication delivered to the Party to whom it is addressed will be deemed to have been given or made and received on the day it is delivered at that Party’s address, provided that if that day is not a Business Day then the Communication will be deemed to have been given or made and received on the next Business Day. Any Communication transmitted by facsimile, e-mail or other functionally equivalent electronic means of transmission will be deemed to have been given or made and received on the day on which it is transmitted; but if the Communication is transmitted on a day which is not a Business Day or after 5:00 p.m. Eastern Time, the Communication will be deemed to have been given or made and received on the next Business Day.

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12.3	Severability

Each Section of this Agreement is distinct and severable. If any Section of this Agreement, in whole or in part, is or becomes illegal, invalid, void, voidable or unenforceable in any jurisdiction by any court of competent jurisdiction, the illegality, invalidity or unenforceability of that Section, in whole or in part, will not affect:

12.3.1	the legality, validity or enforceability of the remaining Sections of this Agreement, in whole or in part; or
12.3.2	the legality, validity or enforceability of that Section, in whole or in part, in any other jurisdiction.
12.4	Amendment and Waiver

No amendment, discharge, modification, restatement, supplement, termination or waiver of this Agreement or any Section of this Agreement is binding unless it is in writing and executed by the Party to be bound. No waiver of, failure to exercise or delay in exercising, any Section of this Agreement constitutes a waiver of any other Section (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

12.5	Further Assurances

Each Party will, at that Party’s own cost and expense, execute and deliver any further agreements and documents and provide any further assurances, undertakings and information as may be reasonably required by the requesting Party to give effect to this Agreement and, without limiting the generality of this Section 12.5, will do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents and provide any assurances, undertakings and information as may be required at any time by all Governmental Authorities or stock exchanges having jurisdiction over the Parties’ affairs, or as may be required at any time under applicable securities Laws.

12.6	Assignment and Enurement

This Agreement and any right or obligation under this Agreement may be assigned by the Purchaser without the prior written consent of the Vendor, provided that the Purchaser (i) must provide at least 2 Business Days advance notice of any such assignment, and (ii) shall not be entitled to assign either of (A) the Purchaser’s obligations to pay the Purchase Price, or (B) the Purchaser’s obligations to indemnify the Vendor Indemnitees pursuant to Article 10. This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

12.7	Termination Amount
12.7.1	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees if: (i) a Vendor Termination Amount Event occurs, the Vendor shall pay to the Purchaser the Vendor Termination Amount in accordance with Section 12.7.2 as proceeds of disposition of the Purchaser’s rights under this Agreement, and (ii) a Purchaser Termination Amount Event occurs, the Purchaser shall pay to the Vendor the Purchaser Termination Amount in accordance with Section 12.7.2 as proceeds of disposition of the Vendor’s rights under this Agreement. If the Parties mutually agree to terminate this agreement, no termination amount shall be payable.

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For the purposes of this Agreement:

(a)	“Vendor Termination Amount” means $1,000,000.00 except for the events in 12.7.1(b)(iii)(A) and (B), which shall mean $250,000;

“Purchaser Termination Amount” means $1,000,000.00 except for the events in 12.7.1(c)(iii), which shall mean $250,000;

(b)	“Vendor Termination Amount Event” means the termination of this Agreement:
(i)	by the Purchaser, pursuant to Section 11.2.1(d)(ii)A (Failure to Unanimously Recommend or Change in Recommendation) or Section 11.2.1(d)(ii)B (Approval of Superior Proposal);
(ii)	by the Vendor, pursuant to Section 11.2.1(c)(ii) Superior Proposal;
(iii)	by (A) the Vendor or the Purchaser pursuant to Section 11.2.1(b)(i) (Failure of Shareholders to Approve) or Section 11.2.1(b)(iii) (Occurrence of Outside Date) or (B) the Purchaser pursuant to Section 11.2.1(d)(i) (Vendor Breach of Representation or Warranty or Failure to Perform) due to a wilful breach or fraud of the Vendor, if in either cases set forth in clause (A) or (B) of this paragraph:
A.	following the date hereof and prior to such termination, a Vendor Acquisition Proposal is made or publicly announced by any Person (other than the Purchaser or any of its affiliates or any Person acting jointly or in concert with any of the foregoing); and
B.	within twelve (12) months following the date of such termination, (i) an Acquisition Proposal is consummated by the Vendor or any Vendor Subsidiary; or (ii) the Vendor or any Vendor Subsidiary, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality or standstill agreement) in respect of an Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination); provided that, for purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1.1, except references to “20% or more” shall be deemed to be references to “50% or more”; or
(iv)	by the Purchaser pursuant to Section 11.2.1(d)(ii)(C) (Breach of Non-Solicit), if, within twelve (12) months following the date of such termination, (i) an Acquisition Proposal is consummated by the Vendor or any Vendor Subsidiary, or (ii) the Vendor or any Vendor Subsidiary, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality or standstill agreement) in respect of an Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination); provided that, for purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in 1.1.1, except references to “20% or more” shall be deemed to be references to “50% or more”.
(c)	“Purchaser Termination Amount Event” means the termination of this Agreement:

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(i)	by the Vendor, pursuant to Section 11.2.1(c)(i) (Purchaser Breach of Representation or Warranty or Failure to Perform) due to a wilful breach or fraud of the Purchaser;
(ii)	by the Vendor, pursuant to Section 11.2.1(c)(iv) (Failure to Fund) or
(iii)	by the Vendor or the Purchaser pursuant to Section 11.2.1(b)(iii) (Occurrence of Outside Date) due to the Purchaser failing to satisfy condition 9.1.2.
12.7.2	If a Vendor Termination Amount Event occurs due to a termination of this Agreement by the Vendor pursuant to Section 11.2.1(c)(ii), the Termination Amount shall be paid prior to or concurrently with the occurrence of such Vendor Termination Amount Event. If a Vendor Termination Amount Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 11.2.1(d)(ii)(A) or 11.2.1(d)(ii)(B) the Termination Amount shall be paid within thirty (30) Days following such Termination Amount Event. If a Vendor Termination Amount Event occurs in the circumstances set out in 12.7.1(b)(iii) or Section 12.7.1(b)(iv), the Termination Amount shall be paid upon the consummation of the Acquisition Proposal in respect of the Vendor referred to therein. Any Termination Amount shall be paid (less any applicable withholding Tax) by the Vendor to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser. For greater certainty, in no event shall the Vendor or Purchaser be obligated to pay the respective Termination Amount on more than one occasion. If a Purchaser Termination Amount Event occurs due to a termination of this Agreement by the Vendor, the Purchaser Termination Amount shall be paid concurrently with the occurrence of such Purchaser Termination Amount Event.
12.8	Expenses

If this Agreement is terminated by the Purchaser pursuant to (i) Section 11.2.1(d)(i) (Vendor Breach of Representation or Warranty or Failure to Perform) resulting from a breach of a covenant or (ii) Section 11.2.1(d)(ii)C) (Breach of Non-Solicit), then the Vendor will, within two Business Days of such termination, reimburse the Purchaser for all of its reasonable documented and actual out-of-pocket costs and expenses incurred in connection with the transactions contemplated hereby up to an aggregate amount of $500,000.00 (“Expense Reimbursement”). The Vendor shall only be obligated to pay the Expense Reimbursement to the Purchaser once. No expense reimbursement pursuant to this Section 12.8 shall be payable by the Vendor to the Purchaser if the Vendor has paid the Vendor Termination Amount, and the Vendor shall only be required to pay the difference between the Vendor Termination Amount and the Expense Reimbursement if, after the Vendor has paid the Expense Reimbursement to the Purchaser, the Vendor becomes obligated to pay the Termination Amount.

If this Agreement is terminated by the Vendor pursuant Section 11.2.1(c)(i) (Purchaser Breach of Representation or Warranty or Failure to Perform) resulting from a breach of a covenant, then the Purchaser will, within two Business Days of such termination, reimburse the Vendor for all of its reasonable documented and actual out-of-pocket costs and expenses incurred in connection with the transactions contemplated hereby up to an aggregate amount of the Expense Reimbursement. The Purchaser shall only be obligated to pay the Expense Reimbursement to the Vendor once.

Except as otherwise expressly provided in this Agreement, the Parties agree that all out-of-pocket expenses of the Parties relating to this Agreement or the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses. For greater certainty, nothing in this Agreement will prevent or limit the Vendor from paying the reasonable fees and disbursements (plus applicable Taxes, if any) of its legal, accounting and financial advisors which are incurred by the Vendor in connection with the transactions contemplated hereby.

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12.9	Acknowledgement

Each Party acknowledges that the agreements contained in Section 12.7 and Section 12.8 are an integral part of the transactions contemplated by this Agreement, that without these agreements the other Party would not enter into this Agreement and that the amounts set out in Section 12.7 and Section 12.8 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which either Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. In the event the amounts set out in Section 12.7 and Section 12.8 are paid to the Purchaser (or as it directs), no other amounts will be due and payable as damages or otherwise by the Vendor and the Purchaser accepts that such payments are the maximum aggregate amount that the Vendor shall be required to pay in lieu of any damages or any other payments or remedy which the Purchaser may be entitled to in connection with this Agreement or the transactions contemplated by this Agreement; provided, however, that this limitation shall not apply in the event of a wilful breach by the Vendor of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the amount set out in Section 12.7 and Section 12.8, as applicable).

12.10	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity.

12.11	Rules of Construction

The Parties waive the application of any Law or rule of construction providing that ambiguities in this Agreement or other document shall be construed against the party drafting such agreement or other document.

12.12	No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Vendor under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Vendor or any of the Vendor Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Vendor or any Vendor Subsidiary.

12.13	Counterparts and Electronic Delivery

This Agreement may be executed and delivered by the Parties in one or more counterparts, each of which will be an original, and each of which may be delivered by facsimile, e-mail or other functionally equivalent electronic means of transmission, and those counterparts will together constitute one and the same instrument.

12.14	Independent Legal Advice

Each of the Parties acknowledges that it has read and understands the terms and conditions of this Agreement and acknowledges and agrees that it has had the opportunity to seek, and was not prevented or discouraged by any other Party to this Agreement from seeking, any independent legal advice which it considered necessary before the execution and delivery of this Agreement and that, if it did not avail itself of that opportunity before signing this Agreement, it did so voluntarily without any undue pressure, and agrees that its failure to obtain independent legal advice will not be used by it as a defence to the enforcement of its obligations under this Agreement.

THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

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Each of the Parties has executed and delivered this Agreement as of the date noted at the beginning of the Agreement.

1CM INC.

Per:	/s/ Lucas Leone
Name: Lucas Leone
Title: Director
I have the authority to bind the corporation.

SNDL INC.

Per:	/s/ Zachary George
Name: Zachary George
Title: Chief Executive Officer
I have the authority to bind the corporation.

Per:	/s/ Alberto Paredero Quiros
Name: Alberto Paredero Quiros
Title: Chief Financial Officer
I have the authority to bind the corporation.

Schedule A
Plan of Arrangement
UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Article 1
INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement, in accordance with the terms of the Interim Order (once issued), or made at the direction of the Court in the Final Order with the prior written consent of the Vendor and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of April 9, 2025 between the Purchaser and the Vendor, as same may be amended, modified or supplemented from time to time in accordance therewith, prior to the Effective Time, providing for, among other things, the Arrangement.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting by Shareholders.

“Articles of Arrangement” means the articles of arrangement of the Vendor in respect of the Arrangement, required by the OBCA to be sent to Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form satisfactory to the Vendor and the Purchaser, each acting reasonably.

“Assumed Liabilities” means:

(a)	Purchaser assumed trade accounts payable, warranties and expenses, in each case owing or accrued with respect to the Purchased Assets as contemplated in Section 3.4.1 of the Arrangement Agreement;
(b)	all liabilities and obligations incurred by the Business or relating to the Purchased Assets after the Effective Time;
(c)	all liabilities and obligations accruing after the Effective Time under the Purchaser assumed Contracts listed in Section 4.9 of the Disclosure Letter in any way relating to the Business and Purchased Assets; and
(d)	all liabilities and obligations relating to the Transferred Employees.

“Business Day” means any day excluding a Saturday, Sunday or statutory holiday in the Province of Ontario or the Province of Alberta.

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

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“Court” means the Ontario Superior Court of Justice (Commercial List) in Toronto, Ontario, or other court as applicable.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Disclosure Letter” means the disclosure letter of the Vendor delivered to the Purchaser concurrently with the execution of the Arrangement Agreement.

“Dissent Rights” means the rights of dissent in respect of the of the transactions contemplated in the Arrangement Agreement and the Arrangement Resolution.

“Dissenting Shareholder” means a registered holder of Shares who has properly exercised its Dissent Rights in accordance with Section 3.1 and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Right and who is ultimately determined to be entitled to be paid the fair value of its Shares.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:05 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Encumbrance” means any encumbrance or restriction of any kind or nature whatsoever and howsoever arising (whether registered or unregistered) and includes a security interest, mortgage, easement, adverse ownership interest, defect on title, condition, right of first refusal, right of first offer, right-of-way, restriction, conditional sale agreement, hypothec, pledge, hypothecation, charge, security under the Bank Act (Canada), trust or deemed trust, adverse claim, and grant of any other right, option or claim of others of any kind whatsoever, and includes any agreement in respect of any of the foregoing.

“Escrow Agent” means McCarthy Tétrault LLP.

“Escrow Agreement” has the meaning specified in Section 3.1.1 of the Arrangement Agreement.

“Excluded Assets” means the following assets which are specifically excluded from the sale of the Purchased Assets provided for in the Arrangement Agreement:

(a)	all cash, bank balances, money in possession of banks and other depositories, term or time deposits and similar cash or cash equivalents of, owned or held by or for the account of the Vendor;
(b)	all accounts receivable, trade accounts, notes receivable, book debts and other debts due or accruing due to the Vendor at the Effective Date in connection with the Business and the full benefit of all securities for such accounts, notes or debts;
(c)	insurance policies of the Vendor and the right to receive insurance recoveries under such policies;
(d)	any governmental rebates or refunds due or which may become due to the Vendor pursuant to any federal or provincial sales, customs or excise tax legislation;
(e)	all shares, notes, bonds, debentures or other securities of or issued by corporations or other Persons and all certificates or other evidences of ownership of the shares, notes, bonds, debentures or other securities owned or held by or for the account of the Vendor;

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(f)	all the corporate, financial and other records of the Vendor not pertaining primarily to the Business, and which are not Books and Records; and
(g)	all other assets of any kind not used primarily in connection with the Business.

“Final Order” means the final order of the Court made pursuant to Section 182 of the OBCA in a form acceptable to the Vendor and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Vendor and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Vendor and the Purchaser, each acting reasonably) on appeal.

“Interim Order” means the interim order of the Court made pursuant to Section 182 of the OBCA in a form acceptable to the Vendor and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Vendor and the Purchaser, each acting reasonably.

“Meeting” means the annual and special meeting of Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser, acting reasonably.

“OBCA” means the Business Corporations Act (Ontario), R.S.O. 1990, c B.16, as amended from time to time.

“Permitted Encumbrances” means, collectively, the Encumbrances set forth in Section 1.1.82 of the Disclosure Letter.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.

“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations to such plan made in accordance with its terms, the terms of the Arrangement Agreement and the Interim Order (once issued) or made at the direction of the Court in the Final Order with the prior written consent of the Vendor and the Purchaser, each acting reasonably.

“Purchase Price” means the aggregate purchase price payable by the Purchaser to the Vendor for the Purchased Assets.

“Purchased Assets” means all of the rights, assets, privileges, benefits and property of whatever nature or kind and wherever situated owned, or used by the Vendor or held by it for use primarily in, or primarily with respect to the operation of, the Business solely as set forth below:

(a)	Books and Records solely as set forth in the Arrangement Agreement;
(b)	Buildings and Improvements solely as set forth in the Arrangement Agreement;
(c)	Contracts solely as set forth in the Arrangement Agreement;
(d)	Fixed Assets and Equipment owned by the Vendor solely as set forth in the Arrangement Agreement;
(e)	Inventories solely as set forth in the Arrangement Agreement;

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(f)	Cannabis Inventory, solely as set forth in the Arrangement Agreement, to the extent permitted by the AGCO, AGLC, SLGA and OCS and in accordance with the Arrangement Agreement; and
(g)	Permits solely as set forth in the Arrangement Agreement;

but excluding the Excluded Assets.

“Purchaser” means SNDL INC., a corporation incorporated under the laws of the Province of Alberta and publicly traded on the Nasdaq stock exchange.

“Share” means a common share in the capital of the Vendor.

“Shareholders” means the registered and/or beneficial holders of the Shares, as the context requires.

“Subsidiary” means a subsidiary (as such term is defined in Section 1.1 of National Instrument 45-106 – Prospectus Exemptions).

“Vendor” means 1CM INC., a corporation incorporated under the laws of Ontario.

“Vendor Subsidiaries” means all of the direct and indirect Subsidiaries of the Vendor.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(a)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.
(b)	Currency. All references to dollars or to $ are references to Canadian dollars.
(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.
(d)	Certain Phrases and References, etc. Wherever the words “including,” “includes” or “include” is used in this Plan of Arrangement, it shall be deemed to be followed by the words “without limitation”, “the aggregate of,” “the total of,” “the sum of” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.
(e)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re enacted, unless stated otherwise.
(f)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.
(g)	Time References. References to time are to local time, Toronto, Ontario.

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Article 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern. This Plan of Arrangement constitutes an arrangement as referred to in Section 182 of the OBCA.

2.2	Binding Effect

This Plan of Arrangement will become effective commencing at the Effective Time and shall be binding at and after, the times referred to in Section 2.3 on: (i) the Vendor; (ii) the Purchaser; (iii) all Shareholders (including Dissenting Shareholders); and (iv) all other Persons, in each case without any further act or formality required on the part of any Person.

2.3	Arrangement

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five-minute intervals starting at the Effective Time:

(a)	the amalgamation of the Vendor with the following Vendor Subsidiaries: (i) T Cannabis NW Inc.; (ii) Tirthankar Limited; (iii) Jekyll and Hyde Brand Builders Inc.; (iv) One Cannabis Market Inc.; and (v) Cost Cannabis Inc. (a wholly owned subsidiary of Tirthankar Limited); and
(b)	the Vendor will sell, convey, assign and transfer to the Purchaser, or to such other entity or entities as the Purchaser shall direct, and the Purchaser, or such other entity or entities as the Purchaser may direct, will purchase and acquire from the Vendor, free and clear of all Encumbrances except for Permitted Encumbrances, all of the Vendor’s right, title and interest in and to the Purchased Assets, in exchange for the Purchase Price and the assumption by the Purchaser, or such other entity or entities as the Purchaser may direct, the Assumed Liabilities, as contemplated by the Arrangement Agreement, it being expressly provided that the events provided for in this Section 2.3 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

Article 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

Pursuant to the Interim Order, each registered holder of Shares may exercise Dissent Rights with respect to any Shares held by such holder in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Section 3.1, provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Vendor no later than 5:00 p.m. (Toronto time) on the date that is two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder that duly exercises such Dissent Rights (and have not withdrawn such exercise of Dissent Rights prior to the Effective Time) and who are ultimately not entitled, for any reason, to be paid by the Vendor fair value for the Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a registered holder of Shares who has not exercised Dissent Rights.

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For greater certainty, and in addition to any other restriction under Section 185 of the OBCA, a registered holder of Shares who has voted, or instructed a proxyholder to vote, against the Arrangement Resolution shall not be entitled to exercise Dissent Rights with respect to the Arrangement.

Article 4
AMENDMENTS

4.1	Amendments to Plan of Arrangement
(a)	The Vendor and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must: (i) be set out in writing; (ii) be approved by the Purchaser and the Vendor (subject to the Arrangement Agreement), each acting reasonably; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to the Shareholders if and as required by the Court.
(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Vendor or the Purchaser at any time prior to the Meeting (provided that the Purchaser or the Vendor (subject to the Arrangement Agreement), as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of the Vendor and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.
(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.

Article 5
FURTHER ASSURANCES

5.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

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Schedule B
Arrangement Resolution

BE IT RESOLVED THAT:

1.	The arrangement (as it may be modified or amended, the “Arrangement”) under Section 182 of the Business Corporation Act (Ontario) (the “Act”) involving 1CM INC. (the “Vendor”), as more particularly described and set forth in the management information circular of the Vendor dated ●, 2025 (the “Circular”) accompanying the notice of this meeting, and as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated ● , 2025 between SNDL INC. (the “Purchaser”) and the Vendor (as it may be amended, modified or supplemented, the “Arrangement Agreement”), and all transactions contemplated thereby, is hereby authorized, approved and adopted.
2.	The plan of arrangement involving the Vendor (as it may be modified, amended or supplemented in accordance with its terms and the terms of the Arrangement Agreement, the Plan of Arrangement and including, without limitation, certain amendments to the articles of the Vendor, the full text of which is set out in Appendix ● to the Circular), is hereby authorized, approved and adopted.
3.	(i) The Arrangement Agreement and the transactions contemplated therein, (ii) the actions of the directors of the Vendor in approving the Arrangement Agreement, and (iii) the actions of the directors and officers of the Vendor in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto, and causing the performance by the Vendor of its obligations thereunder, and (iv) Vendor’s application for an interim order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) including, without limitation, the completion of each of the steps described in the Plan of Arrangement (whether completed as part of the Plan of Arrangement or otherwise), are hereby confirmed, ratified, authorized and approved.
4.	The Vendor is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.
5.	Notwithstanding that this resolution has been passed (and the Arrangement authorized, approved and adopted) by the holders of common shares of the Vendor (collectively, the “Shareholders”) or that the Arrangement has been approved by the Court, the directors of the Vendor are hereby authorized and empowered without further notice to or approval of any Shareholders (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).
6.	Any director or officer of the Vendor is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Vendor, to execute or cause to be executed, under the seal of the Vendor or otherwise, and to deliver or to cause to be delivered, for filing with the Director under the Act, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement and transactions contemplated thereby in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents with the Director under the Act.
7.	Any director or officer of the Vendor is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Vendor, to execute or cause to be executed, under the seal of the Vendor or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent or to give full force and effect to the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of such act or thing.

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Exhibit 3.2
Allocation of Purchase Price (in ‘000s)

[Redacted]

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Exhibit “A”

Acton T Cannabis

Aylmer Cost Cannabis

Beamsville T Cannabis

Brantford Cost Cannabis

Cochrane T Cannabis

Dryden Cost Cannabis

Etobicoke Cost Cannabis

Fort Frances T Cannabis

Hamilton Cost Cannabis

Hearst T Cannabis

Kenora T Cannabis

Kirkland Lake T Cannabis

London Cost Cannabis

Marathon Cost Cannabis

Mississauga Cost Cannabis

New Liskeard T Cannabis

Oshawa Cost Cannabis

Peterborough Cost Cannabis

Renfrew T Cannabis

Rockland T Cannabis

Scarborough Cost Cannabis

Sioux Lookout T Cannabis

Smiths Falls T Cannabis

Timmins Cost Cannabis

Tottenham T Cannabis

Wawa T Cannabis

Windsor Cost Cannabis

Lloydminster Cost Cannabis

Regina Cost Cannabis

Saskatoon Cost Cannabis

Fairmount Cost Cannabis

Richmond Cost Cannabis

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